FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Important Notice

Statements in these documents relating to matters that are not historical facts are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in these documents, the words “estimate,” “project,” “anticipate,” “expect, “intend,” “believe” and similar expressions are intended to identify forward-looking statements and information. These forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from those expressed or implied by the forward-looking statements. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned, (ii) future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes, (iii) the Registrant’s success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Registrant to meet its debt obligations and fund its capital expenditure programs. These factors are described in further detail in the Registrant’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Information furnished on this form:

Annual Report of the Registrant for the year ended December 31, 2007.

Circular, dated April 15, 2008, by the Registrant regarding proposed grant of general mandates to issue shares and repurchase shares, proposed re-election of directors, proposed amendment of bye-laws and notice of annual general meeting.

Notice of closure of register of members, dated April 15, 2008.

Proxy form for annual general meeting.

EXHIBIT

Exhibit Number		Page
1.1	Annual Report of the Registrant for the year ended 31 December 2007

1.2	Circular, dated April 15, 2008, by the Registrant regarding proposed grant of general mandates to issue shares and repurchase shares, proposed re-election of directors, proposed amendment of bye-laws and notice of annual general meeting

1.3	Notice of closure of register of members, dated April 15, 2008

1.4	Proxy form for the annual general meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: April 21, 2008	By:	/s/ Peter Jackson
Peter Jackson
Chief Executive Officer

OLYMPIC ISSUE
AsiaSat brings you
Infotainment
Lifestyle, Education and Business
EYE ON THE GAMES
LIVE FROM BEIJING VIA ASIASAT TO THE WORLD
THE MAKING OF AN AWARD WINNING PERFORMER
MARCH 2008
852 25CC C888
Asia Satellite Telecommunications Holdings Limited
(Stock Code 1135)
ANNUAL REPORT 2007

CONTENTS

1	Financial Highlights

2	Corporate Information

3	Chairman’s Statement

16	Operations Review

26	Corporate Governance Report

40	Management Discussion and Analysis

48	Biographical Details of Directors and Senior Management

53	Directors’ Report

63	Audit Committee Report

65	Index to the Consolidated Financial Statements

140	Supplementary Information for ADR Holders

143	Financial Summary

144	Independent Auditor’s Report

146	Share holder Information

EYE ON THE GAMES

AsiaSat is playing an important role in the Upcoming Beijing 2008 Olympic Games by linking International broadcasters with their audiences Worldwide. In this report we focus on what it Takes to be the best in the field, on the track, and in the stratosphere.

WHAT IS INFOTAINMENT?

‘Infotainment’ is an emerging Neoterm that combines the words’ information’ and ‘entertainment’. It also blends their meanings. AsiaSat is at the very heart of the ‘infotainment’ explosion in Asia Pacific as we provide the satellite communication platforms and services that enable our customers to deliver the seamlessly converged data, television programmes, telephony, websites and multimedia experiences that their customers take for granted. We enable the delivery of ‘infotainment’ any where in the Asia-Pacific region at any time. From secure business communications to quality Television channel distribution, from outside Sports coverage to remote telephone services, Our customers rely on AsiaSat’s leader ship as the region’s premier satellite services provider.

ASIASAT

Asia Satellite Telecommunications Holdings Limited (the “Company”) indirectly owns Asia Satellite Telecommunications Company Limited (“AsiaSat”) and other subsidiaries (collectively the “Group”) and Is listed on the Hong Kong Stock Exchange (“Stock Exchange”) (1135). In January 2008, the delisting of The Company’s American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) Became effective.

AsiaSat is Asia’s premier provider of high quality satellite services to the broad casting and Telecommunications markets. The Group owns and operates three satellites that are located in prime Geostationary positions over the Asian landmass and provide access to two-thirds of the world’s population.

The Company’s strategy is to maximize there turn from it score business of satellite transmission Services while exploring convergence opportunities in satellite related new growth industries.

WWW.ASIASAT.COM

FINANCIAL HIGHLIGHTS

ANALYSIS OF SALES BY REGION (HK$M)

2007
939
497
67
50
48
277
2006
930
536
80
53
37
224
Greater China, including Hong Kong and Taiwan
United States of America
United Kingdom
Australia
Others

ANALYSIS OF SALES BY BUSINESS (HK$M)

2007
939
860
5
38
24
12
2006
930
850
5
25
50
Income from provision of satellite transponder capacity
recurring
non-recurring
Sales of satellite transponder capacity
Income from provision of broadband access service and sale of equipment
Other revenue

CORPORATE INFORMATION

CHAIRMAN AND NON-EXECUTIVE DIRECTOR		REMUNERATION COMMITTEE
MI Zeng Xin		James WATKINS	(Chairman)
JU Wei Min
DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR		Nancy KU
Ronald J. HERMAN, Jr.	(appointed on 29 March 2007)
Romain BAUSCH	(resigned on 29 March 2007)	COMPANY SECRETARY
Sue YEUNG
NON-EXECUTIVE DIRECTORS
DING Yu Cheng		AUTHORISED REPRESENTATIVES
JU Wei Min		Peter JACKSON
KO Fai Wong		Sue YEUNG
John F. CONNELLY	(appointed on 29 March 2007)
Mark CHEN	(appointed on 29 March 2007)	AUDITORS
Nancy KU	(appointed on 29 March 2007)	PricewaterhouseCoopers
Mark RIGOLLE	(resigned on 29 March 2007)
Cynthia DICKINS	(resigned on 29 March 2007)	PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited

INDEPENDENT NON-EXECUTIVE DIRECTORS
Edward CHEN		PRINCIPAL SOLICITORS
James WATKINS		Mayer Brown JSM
Robert SZE		Paul, Weiss, Rifkind, Wharton & Garrison

EXECUTIVE DIRECTORS		REGISTERED OFFICE
Peter JACKSON	(Chief Executive Officer)	Canon’s Court
William WADE	(Deputy Chief Executive Officer)	22 Victoria Street
Hamilton HM12
AUDIT COMMITTEE		Bermuda
Robert SZE	(Chairman)
Edward CHEN		HEAD OFFICE
James WATKINS		17th Floor, The Lee Gardens
JU Wei Min	(Non-voting)	33 Hysan Avenue
Mark CHEN	(Non-voting)	Causeway Bay
Hong Kong

NOMINATION COMMITTEE
Edward CHEN	(Chairman)
MI Zeng Xin
Ronald J. HERMAN, Jr.

CHAIRMAN’S STATEMENT

NEW GROWTH IN STRONGER MARKETS

As AsiaSat enters its 20th year, I am pleased to advise shareholders that the encouraging uplift in the Group’s 2007 performance reported at the time of the interim results continued throughout the second half of the year. In the full year 2007, revenue from transponders leased and sold, and profit attributable to equity holders achieved a satisfactory increase.

However, the launch late last year of China’s two new satellites, Sinosat 3 and ChinaSat 6B, and the migration of our China video customers to them, as we anticipated in the 2007 interim report, did hold back growth.

After several years of stagnation in the satellite transponder market amidst the region’s improving economies, we hope that this is the start of the long-awaited turnaround in the Asian satellite industry. That said, there are now rising concerns as to the future of the global economy, but, at the time of reporting, the outlook for Asia and its major economies, including China and India, where many of our customers are based, remains positive.

During 2007, there were a number of significant corporate and operational developments:

•

Corporate: General Electric Company (“GE”) became a major shareholder, in a transaction which led to an attempted privatisation (for which necessary conditions were not fulfilled) followed by a mandatory general offer (which was accepted by approximately 6% of shareholders); SpeedCast Holdings Limited (“SpeedCast”) became wholly owned by the Company; and in January 2008 we announced our intention to voluntarily de-list our ADSs from the NYSE because the benefits do not justify the costs.

•

Operational: AsiaSat 5, which is under construction, is progressing well and details of a new and more favourable launch date are set out in the Operations Review; we unveiled our Multiple Channels per Carrier (“MCPC”) platform on AsiaSat 3S; and the Company was recognised with several industry awards for excellence.

AsiaSat’s unique satellite

footprints allow customers to

target audiences with precision

throughout the Asia Pacific.

ACCURACY

CHAIRMAN’S STATEMENT

FINANCIAL RESULTS

The Group again demonstrated a growth in both turnover and profit in 2007.

TURNOVER

Turnover for the year ended 31 December 2007 amounted to HK$939 million (2006: HK$930 million), HK$9 million above the prior year. By excluding the effect of one time receipts of HK$11 million and HK$50 million in the years 2007 and 2006 respectively, the Group has reported a growth in revenue of around HK$48 million compared with that of the prior year. Out of this growth, HK$38 million was contributed by the consolidation of the accounts of an acquired subsidiary during the second half of the year, while the remaining HK$10 million came from our existing business.

PROFIT

The profit attributable to equity holders for 2007 was HK$503 million (2006: HK$454 million), an increase of HK$49 million or 11%. This increase was primarily contributed by savings from in-orbit insurance and an increase in interest income.

CASH FLOW

In 2007, the Group generated a net cash inflow of HK$309 million (2006: HK$344 million); after paying capital expenditure of HK$261 million (2006: HK$307 million), acquisition expenditure of a subsidiary of HK$43 million (2006: nil) and dividends of HK$137 million (2006: HK$137 million). At the end of 2007, the Group’s cash balance increased to HK$2,288 million (2006: HK$1,979 million).

OPERATING EXPENSES

In 2007, operating expenses amounted to HK$182 million (2006: HK$208 million). The substantial saving in expenses was primarily a result of the reduction in satellite in-orbit insurance of HK$17 million and the reduction in bad debt written off by HK$11 million.

DEPRECIATION

Depreciation in 2007 was HK$299 million (2006: HK$298 million), which increased slightly by HK$1 million compared to that of the previous year. This was mainly attributable to the depreciation from the newly acquired subsidiary.

CHAIRMAN’S STATEMENT

DIVIDEND

At the forthcoming Annual General Meeting (“AGM”) to be held on 8 May 2008, directors of the Company (“Directors”) will recommend a final dividend of HK$0.31 per share (2006: HK$0.27per share). This, together with the interim dividend of HK$0.08 per share (2006: HK$0.08 per share), gives a total dividend of HK$0.39 per share in 2007 (2006: HK$0.35 per share).

ADRS DELISTING

In January 2008, we announced our intention to voluntarily de-list our ADSs from the NYSE and terminate our American Depositary Receipts (“ADR”) programme. The delisting became effective on 28 January 2008. We believe that delisting is in the best interest of shareholders considering the relatively low participation in the ADR programme and the associated costs and administrative expenses.

We are also considering, when we become eligible to do so, an eventual deregistration under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). These actions will not affect the continued listing of the ordinary shares on the Hong Kong Stock Exchange.

BUSINESS REVIEW

NEW SATELLITE

The construction of our new satellite, AsiaSat 5, which is to replace AsiaSat 2 at the orbital location of 100.5°E, is progressing well and is on schedule.

We have previously reported a delay in the launch vehicle availability but I am pleased to advise shareholders that this timing has now changed in our favour. The current launch schedule indicates a launch in the second quarter of 2009, and this could possibly be moved forward.

With the anticipated retirement of AsiaSat 2 in the second quarter of 2011, a launch date in early 2009 would not require commitment for an AsiaSat 5 replacement as there would be sufficient time before the anticipated retirement of AsiaSat 2 to rebuild and re-launch a replacement satellite in the event of an unsuccessful launch of AsiaSat 5. Nevertheless, management continues to monitor the situation and should circumstances change, will take appropriate measures to ensure a timely replacement.

FLEXIBILITY

AsiaSat offers customers a

winning choice of compatible

C-band coverage, flexible

Ku focused beams’ cross

connectivity and expanded

transmission solutions including

uplink, digital platforms and

backup services.

AsiaSat delivers high-powered

signals serving areas impossible

to reach through terrestrial

networks, allowing customers to

enjoy the most powerful access

to Asian markets.

STRENGTH

CHAIRMAN’S STATEMENT

BUSINESS REVIEW (CONTINUED)

IN-ORBIT SATELLITES

The Group’s three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to perform well throughout 2007 and delivered excellent service to our customers. At year end, there was a decrease of 14% in the number of transponders leased and sold, including the 4 BSS transponders leased to Skywave TV Company Limited (“Skywave TV”) for its Direct to Home (“DTH”) services. The drop primarily resulted from the migration of our China video customers to two new China satellites. During the year we expanded our one-stop transmission solutions for our customers and this included a new C-band MCPC platform on AsiaSat 3S to provide video broadcast services to customers from our earth station in Tai Po of Hong Kong. We believe that in such a competitive market, the growth we have achieved reflects our customers’ satisfaction with the world-class service levels we provide through our Tai Po Earth Station and the backup facilities available from our Stanley earth station.

SPEEDCAST

On 30 November 2007, AsiaSat completed the acquisition of all the non-AsiaSat owned shareholding interests (approximately 53%) in the then associate of the Company, SpeedCast, at a consideration of approximately HK$49.3 million. Subsequent to the acquisition, SpeedCast became a wholly-owned subsidiary of AsiaSat. The main business of SpeedCast involves the provision of two-way very small aperture terminal (“VSAT”) services and backbone broadband access.

SpeedCast’s full year results in 2007 were negatively impacted by the political turbulence in one of its markets, Bangladesh, and it incurred a loss of HK$4.8 million for the full year in 2007 (2006: profit of HK$5.2 million) with a turnover of HK$105 million (2006: HK$112 million) which represented a marginal reduction of HK$7 million from the previous year. Although SpeedCast operates in a low margin market segment, it contributed to the Group with its revenue of HK$38 million in 2007 and a profit of HK$3.7 million. The company’s accounts have been consolidated into the Group’s accounts since the company became the Group’s subsidiary at the end of August 2007.

SPEED

Speed of delivery is critical.

AsiaSat allows immediate access

to the Asia-Pacific market, as

well as high speed broadband

access services powered by its

wholly-owned subsidiary,

SpeedCast.

CHAIRMAN’S STATEMENT

BUSINESS REVIEW (CONTINUED)

SKYWAVE

Skywave TV, the 80%-owned subsidiary of AsiaSat, operates a low cost regional DTH service for Hong Kong, Macau, Taiwan and Southern China. The company currently offers 35 programmes branded family favourites and other premium channels. As the company operates in a highly restrictive and regulated environment, its business remained static and is expected to do so until the market opens up for free competition. For the year 2007, Skywave incurred a loss of some HK$4.9 million (2006: loss of HK$4.2 million), of which the Group’s share was about HK$3.9 million (2006: HK$3.3 million).

BEIJING ASIA

As of 31 December 2007, the Company’s investment in Beijing Asia Sky Telecommunications Technology Company Limited (“Beijing Asia”) was fully provided for. This provision was made after the Company’s consideration of the performance and long-term business outlook of Beijing Asia.

Beijing Asia is our 49% held joint venture in mainland China that provides VSAT services in China. In 2007, turnover of Beijing Asia was HK$4.5 million (2006: HK$9.2 million), a substantial decrease of 51% compared with the year before, incurring a loss of HK$5.9 million (2006: loss of HK$17.1 million). With the provision mentioned above, AsiaSat’s investment in Beijing Asia has been written down to zero at the end of the year (2006: HK$10 million).

COMPLIANCE

In addition to the listing on the Stock Exchange, the Company was previously listed on the NYSE. Notwithstanding the recent delisting of the ADSs, the Company’s registration under the Exchange Act remains currently in effect and the Company continues to comply with its disclosure obligations, including the requirements of Section 404 of the Sarbanes-Oxley Act 2002.

Section 404 states that the internal control report requirement applies to companies filing annual reports with the U.S. Securities and Exchange Commission (the “SEC”) under either Section 13(a) or 15(d) of the Exchange Act. Section 404 requires foreign private issuers to evaluate and disclose their conclusions regarding the effectiveness of their internal control over financial reporting and disclosure controls and procedures.

CHAIRMAN’S STATEMENT

COMPLIANCE (CONTINUED)

Section 404 also requires the Company’s independent auditors to attest to and report on management’s assessment of the Company’s internal controls over financial reporting.

The Company requested the independent auditors to conduct an attestation in 2007 and provide a report to be filed with the SEC.

OUTLOOK

As I have reported above, we hope that the turnaround we have been signalling for some time may have arrived but note that it comes at a time when some unsettling economic factors are appearing globally.

Against that background, the economies of Asia have continued to strengthen and this is reflected in the increased rates in certain markets. A general increase in demand for video, the growth of internet protocol television, high definition television (“HDTV”), video to mobile, and DTH services are driving this growth. The approaching 2008 Beijing Olympic Games are also a positive factor.

Recent new capacity, however, continues to exacerbate the existing over-supply in some markets and this will continue to hold back, to some extent, the achievable rate of growth. Nevertheless, it is encouraging that AsiaSat’s growing number of blue-chip customers continue to support our premium services and reliability.

Demand in India for more backbone delivery for mobile telephone networks in rural areas is encouraging as governments and service providers in that country and across the region seek to bring communications to the most remote areas. AsiaSat is well positioned to be a partner in this growth.

We are also continuing to see the gradual liberalization of the regulatory environment in some markets in the region, but there needs to be significant change in certain countries’ regulatory environment and a faster introduction of new services. Until these happen, Asian markets will fall further behind Europe and the United States. On the other hand, consolidation is slowly occurring in the satellite market globally and we anticipate that this will help to reduce excess capacity.

COMMITMENT

AsiaSat strives to be Asia’s

premier satellite services provider

by offering customers the highest

level of service quality and

reliability via its high performance

satellite systems and ground

facilities.

In recognition of our continued

efforts to deliver service of

the highest standards, AsiaSat

received three industry awards

for excellence during 2007.

AWARDS

Excellent Service Enterprise of
China Satellite Application Industry
	Satellite Communications Service Provider of the	Presented by China High Tech Industrialisation Association, China Satellite Communication Indutrsy Association and China Satellite Application Forum in November 2007
Best Asian Satellite Carrier	Year in Asia Pacific
Once again voted by Telecom	Voted by Frost & Sullivan in
Asia magazine in April 2007	June 2007

CHAIRMAN’S STATEMENT

OUTLOOK (CONTINUED)

Industry growth will continue to be driven in the region by the advantages of satellites over terrestrial services, especially for television distribution services and private telecommunications networks. In this environment, AsiaSat is exploring various opportunities to grow, both organically and through acquisitions.

The Group is the market leader in the Asia-Pacific region, is financially robust, debt free, and has world-class customers, operating standards and management.

DIRECTORS AND STAFF

Subsequent to GE becoming a major shareholder, the Company announced the appointment of four new Non-executive Directors to the Board on 29 March 2007. They are: Mr. Ronald J. HERMAN, Jr. (also Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN and Ms. Nancy KU. On behalf of the Board, I welcome the new Directors and look forward to working with them.

I would also like to thank the former SES appointees to the Board, Mr. Romain BAUSCH, Mr. Mark RIGOLLE and Ms. Cynthia DICKINS, for their contribution to the Company’s development.

In conclusion, I would like to congratulate our management and staff and thank them for their dedication and loyalty during the extended period of sluggishness in the Asian satellite market. Throughout those years, our people have upheld AsiaSat’s world-class operating standards and reputation, and we are now seeing the results of that work in moving forward as the recognized market leader. The awards for excellence won by AsiaSat in 2007 underscore these achievements and the respect in which the Company has held.

MI Zeng Xin

Chairman

Hong Kong, 12 March 2008

OPERATIONS REVIEW

AWARDS FOR EXCELLENCE

In April 2007, AsiaSat was again voted the “Best Asian Satellite Carrier” in the prestigious Telecom Asia Awards. This accolade was awarded to AsiaSat by a 15-member judging panel of industry professionals and is backed by financial analysis by IDC, one of the world’s leading information and communications technology (“ICT”) research firms. Winners were chosen based on their financial performance, market leadership, technology and corporate governance.

In June 2007, AsiaSat was also named the “Satellite Communications Service Provider of the Year in Asia Pacific” at the Asia Pacific ICT Awards by Frost & Sullivan, a global consulting company. The Frost & Sullivan Asia Pacific ICT Awards are held annually to recognise outstanding performance by companies and individuals in the ICT industry in Asia Pacific. These awards were presented to companies that demonstrated best practices in their industry, commending the diligence, commitment, and innovative business strategies required to advance in the global marketplace.

In November 2007, AsiaSat was also presented the ‘Excellent Service Enterprise of China Satellite Application Industry’ Award by China High Tech Industrialisation Association, China Satellite Communication Industry Association and China Satellite Application Forum, which recognized AsiaSat’s outstanding service quality in the China market.

Recognition by our industry peers is important to us and it continues to underscore the world-class standards the Group strives to deliver both in its product quality and customer service.

MARKET REVIEW

The encouraging increase in regional activity during 2007 after a period of some five years of market stagnation, is most welcome and has been noted by the Chairman.

The period of sluggishness was prolonged by a combination of limited demand on one hand, and increased supply by new satellite launches, on the other. In addition, the satellite sector typically lags behind others in responding to overall shifts in the economy and, together, these factors hindered growth in the market and made it extremely competitive.

OPERATIONS REVIEW

MARKET REVIEW (CONTINUED)

Fortunately, as the Chairman has reported, the situation began to change for the better last year, but the economic concerns that have arisen in the United States and Europe in the early months of 2008 may have a dampening effect globally. This makes it difficult to be certain about the market in the near term.

In the longer term, new applications will certainly drive demand for satellite capacity, as will deregulation, of which there continues to be progress with some governments starting to open up their domestic markets to new satellite delivery services.

NEW SATELLITE CAPACITY

In 2007, six new satellites that serve parts of the Asia Pacific were launched. This increase brought the total number of satellites covering the region to 81. Two of the new satellites are Chinese, two are from India, one is from Japan and one is from Australia. Together, they have added a total of 60 C-band transponders and 56 Ku-band transponders to the region. While much of this new capacity, particularly Ku-band, is designated for national DTH satellite television systems and does not compete directly with AsiaSat’s regional business, it does force other satellite operators operating in those markets to look for alternative markets to sell capacity. These operators compete directly with AsiaSat.

SHORT-TERM DEMAND

In the early months of 2008, demand has held up well and the domestic regulatory activities in several markets are also continuing to improve. We noted last year that new DTH services planned for a number of important regions over the next few years are still making progress. However, certain restrictions on foreign ownership prevent them from using non-domestic satellites and this creates a barrier for foreign operators and discourages foreign investment. That said, the overall surplus capacity in the region will continue to be reduced to some extent because the domestic capacity is being absorbed by these new projects.

OPERATIONS REVIEW

MARKET REVIEW (CONTINUED)

MEDIUM TO LONG-TERM DEMAND

We continue to be optimistic for the long term. This is because we believe that many markets will open up to DTH in due course and we are confident that competition, normal commercial forces and consumer demand will force governments into providing access for foreign operators and investment. The outlook for DTH systems in the region is positive and indicates that domestic satellite operators will be unable to meet the future demand for DTH capacity. This will create opportunities for AsiaSat.

As the region develops, its competing television platforms will need a growing supply of high quality content. This too will drive the need for greater satellite capacity to deliver this content to national television systems that may use cable, DTH or Asymmetric Digital Subscriber Line (“ADSL”) to reach their customers’ homes.

Elements of the recent increase in activity have been driven by operators seeking new applications and technologies to differentiate themselves and by their taking on capacity for the 2008 Beijing Olympic Games. By now, most of the Olympic Games’ contracts have been signed, and AsiaSat will play a key role in the broadcast of the Games. Other new technologies are developing, including HDTV, video to mobile, and service bundling. We expect that these applications will all require satellite capacity across Asia.

The inherent strengths of satellite communication and its ability to provide much needed access to and within remote and widespread areas remain unchanged. This places continued pressure on governments to examine the increased use of satellite as they look to support the economic development of geographic areas that lack traditional communications infrastructure.

GROWTH STRATEGIES

Future growth will be built on the Company’s steadfast belief in providing our customers with the highest quality of products and services in the industry. This has been recognised in the awards for excellence noted previously. With this in mind, AsiaSat is expanding to provide value added services from our Tai Po Earth Station. The addition of an MCPC platform on AsiaSat 3S to complement our existing AsiaSat 2 MCPC platform will allow video customers to access the wide viewership of AsiaSat 3S in a more efficient and economical manner. Additionally, more services such as uplinking, fibre backhaul, shared VSAT and turnkey data services will be offered through SpeedCast, our subsidiary, also operating at the Tai Po Earth Station.

OPERATIONS REVIEW

MARKET REVIEW (CONTINUED)

GROWTH STRATEGIES (CONTINUED)

While satellite operator consolidation has been slow to materialise in Asia, AsiaSat continues to look for expansion through possible acquisitions and organic growth. In some cases these objectives can best be achieved by partnerships with operators and service providers in the region.

Maintaining and growing our existing strong customer base is a key objective for the Company.

In 2007, AsiaSat’s success in this area was based on winning new strategic customers and renewing existing customer contracts by maintaining the highest standards of delivery and service. Although all new contracts were contested, our high quality services enabled us to maintain our premium pricing over our competitors. As in previous years, AsiaSat continued to monitor the balance between contract length and lease rates.

PERFORMANCE REVIEW

The Group again demonstrated a growth in both turnover and profit in the year 2007. Turnover was up by HK$48 million from the previous year, with the increase contributed partly by the consolidation of the accounts of an acquired subsidiary and partly by our existing business. The profit attributable to equity holders for 2007 increased by HK$49 million or 11% over the previous year, with the increase primarily contributed by the savings from in-orbit insurance, reduction in bad debt written off, and an increase in interest income.

SATELLITES

NEW SATELLITE – ASIASAT 5

In the 2007 interim report, the Chairman reconfirmed with shareholders that the construction of our new satellite, AsiaSat 5 by Space Systems/Loral, Inc was on schedule, and that there was still to be a delay in the launch vehicle availability that would impact our launch date. The projected schedule at that time would not have provided sufficient time for us to construct and re-launch a replacement satellite in the event of an unsuccessful launch, and the Chairman reported that we were exploring options to ensure the continuity of service to our customers.

OPERATIONS REVIEW

SATELLITES (CONTINUED)

NEW SATELLITE – ASIASAT 5 (CONTINUED)

This year, the Chairman has reiterated in his Statement our satellite replacement practice and delivered the excellent news that the launch vehicle availability can now be brought forward. This should enable us to schedule a launch for AsiaSat 5 in early 2009 or possibly even earlier in the last quarter of 2008, rather than on a significantly later date in 2009. Given the recent developments with the launch date and also the expected retirement of AsiaSat 2, we would now have sufficient time to replace the satellite in the event of a launch failure. Despite this positive development, we continue to monitor the situation carefully.

AsiaSat 5 will replace AsiaSat 2 in advance of that satellite’s scheduled retirement in the second quarter of 2011, and will be located at the orbital location of 100.5°E. It will be delivered to its orbit by Sea Launch Company, L.L.C. and will travel aboard a Zenit-3SLB rocket on the Land Launch system from the Baikonur Space Centre in Kazakhstan.

AsiaSat 5 is being built on an SS/L 1300 series satellite platform and will carry 26 C-band and 14 Ku-band transponders, and has an estimated operational life of 15 years. AsiaSat 5’s C-band footprint will offer a more powerful pan-Asian coverage than that of AsiaSat 2. Its Ku-band coverage will consist of three high-power beams, two of which will cover East Asia and South Asia, and an in-orbit steerable beam that can be positioned to provide service anywhere within AsiaSat 5’s geographic coverage.

IN-ORBIT SATELLITES

Our three in-orbit satellites—AsiaSat 2, AsiaSat 3S, and AsiaSat 4—performed well throughout 2007 without incident.

All of our satellites are located over the Asian landmass in geostationary positions and this enables us to provide our customers with comprehensive point to multi-point distribution and services throughout the geographically fragmented Pan-Asian region. The high power of our satellites and the range of services combine to give us the unique ability to provide our customers with highly reliable access to 70% of the world’s population from a single satellite.

AsiaSat 2, launched in 1995, carries 24 C-band and 9 Ku-band transponders and orbits at 100.5°E. As of 31 December 2007, its overall utilisation rate had marginally decreased to 44% (2006: 47%) primarily due to the relocation of one major customer to AsiaSat 3S at year end.

OPERATIONS REVIEW

SATELLITES (CONTINUED)

IN-ORBIT SATELLITES (CONTINUED)

AsiaSat 3S was launched in 1999 and is located at the 105.5°E slot. It provides 28 C-band and 16 Ku-band transponders and its overall utilisation rate as at 31 December 2007 also decreased, to 62% (2006: 74%), mainly due to migration of our Chinese video customers to two newly launched Chinese satellites namely Sinosat 3 and ChinaSat 6B.

AsiaSat 4, launched in 2003, is positioned at 122.2°E. Its configuration offers 28 C-band and 20 Ku-band transponders including a BSS (Broadcast Satellite Service) payload. Its overall utilization rate as at 31 December 2007 was reduced to 40% (2006: 48%). The decrease mainly came from migration of a China video customer to new China satellite as mentioned above.

Overall, as at 31 December 2007, the total number of transponders leased and sold for all the three satellites was 61 (2006: 71 transponders), a decrease of 14%; while the overall utilisation rate of the satellites dropped to 49% (2006: 57%). These utilisation rates did not include the transponder capacity leased for occasional service on an ad hoc basis as it is difficult to quantify and translate the occasional use into equivalent transponders. The revenue generated from occasional service amounted to HK$50 million (2006: HK$37 million), representing some 5% of the recurring revenue and an increase of more than 35% compared to that of last year.

EARTH STATIONS

TAI PO AND STANLEY

The Group’s wholly-owned 5,711 square metre satellite control centre, our Tai Po Earth Station in Hong Kong, operated successfully throughout the year. Our satellite fleet is controlled and monitored from Tai Po’s six full performance antennas, four 7.3 metre antennas, one 6.3 metre antenna, and one 11.3 metre antenna.

Our Tai Po Earth Station is backed up by the Stanley Tracking, Telemetry, and Control Station, which is connected to Tai Po by duplicated identical leased circuits. This twin system enables us to provide the unmatched level of service and reliability that we commit to our customers. We are also able to offer a range of value-added services including MCPC platforms, uplink and back-up services.

The Stanley Control Station has seven full performance antennas, one of 5 metres, three of 6 metres, one of 9 metres, and two of 11 metres. This redundant facility allows our satellites to be fully controlled from Stanley in the unlikely event of an outage at our primary control centre in Tai Po.

OPERATIONS REVIEW

CONTRACTS ON HAND

As at 31 December 2007, the Group had a contracted backlog of HK$2,130 million (2006: HK$2,644million), a decline of HK$514 million. The reduction resulted in part from the migration of China video customers to new China satellites, reduced values of contracts on renewals reflecting the acutely competitive pricing, and new leases for shorter durations. This is in accordance with our strategy of limiting the contract terms until lease rates firm up. The shorter contract terms have a negative impact on the overall contract backlog but it is expected that the backlog figure will improve when the new higher rates and longer contract terms start to take effect.

OPERATING LICENCES

NON-DOMESTIC TELEVISION LICENCE

The Group continues to hold two Non-domestic Television Programme Service licences issued by the Hong Kong Broadcasting Authority, one of which is that of Skywave. The Company uses the second licence to operate its MCPC platforms from the Tai Po Earth Station offering value-added and cost saving services to broadcast customers by providing them with an existing MCPC platform.

FIXED CARRIER LICENCE

AsiaSat obtained a fixed carrier licence from the Office of the Telecommunications Authority of Hong Kong in May 2004 and this has been maintained. This licence permits us to provide television broadcast and telecommunications uplink services to our satellites and to provide back-up services for our customer, STAR, in the event of an emergency at its facilities.

BUSINESS DEVELOPMENT

In 2007 there were several developments of note:

In June 2007, AsiaSat announced the signing of a collaboration agreement with IndiaSign Pvt. Ltd., India’s leading broadcast services provider and systems integrator to jointly launch a C-band MCPC platform on AsiaSat 2’s pan-Asian coverage beam. It will use a full 36 MHz C-band transponder and will provide customers with a comprehensive and lower-cost alternative to broadcasting video in a single channel per carrier configuration through India Sign’s teleport in New Delhi.

OPERATIONS REVIEW

BUSINESS DEVELOPMENT (CONTINUED)

In addition to eliminating customers’ needs to purchase their own MCPC platforms, the entire power of the transponder is used, thus enabling the deployment of smaller receiver dishes, resulting in savings to the end user. This will offer premier broadcasters a one-stop transmission solution to distribute television and radio services to cable and satellite networks, terrestrial stations, hotels and individual home viewers across Asia and Australasia.

Our other initiatives include:

•

a contract with US entertainment network E! Entertainment Television Inc. to distribute the company’s network regionally through an MCPC platform on AsiaSat 2’s wide C-band beam operated from our Tai Po Earth Station;

•	a lease with Al-Dawri & Al-Kass Sports Channel of Qatar for an Arabic language sports channel for the region;

•

a lease with Total Media Limited of Pakistan for the use of C-band capacity on AsiaSat 3S to distribute WIKKID Plus. This is Pakistan’s first indigenous children’s channel, offering programmes across Pakistan and 50 other countries in AsiaSat 3S’s footprint;

•

a distribution contract for High Definition (HD) and Standard Definition (SD) versions of LUXE. TV that is operated by Satlink Communications Ltd. in the Middle East region across Asia via AsiaSat 2’s powerful C-band digital platform. LUXE.TV is the world’s first international network focusing on luxury lifestyle that is fully produced in HD; and

•	the launch of a full transponder C-band MCPC technology platform to provide video, audio, data and IP-based broadcast services on AsiaSat 3S at our Tai Po Earth Station.

OPERATIONS REVIEW

ASSOCIATE AND SUBSIDIARY COMPANIES

SPEEDCAST

On 30 November 2007, AsiaSat completed the acquisition of all the non-AsiaSat owned (approximately 53%) shareholding interests in the then associate of the Company, SpeedCast, for a consideration of approximately HK$49.3 million. Subsequent to the acquisition, SpeedCast became a wholly-owned subsidiary of AsiaSat.

The full year 2007 revenue of SpeedCast was HK$105 million, down slightly from the revenue reported in 2006 (2006: HK$112 million). The decline was due to unforeseen political developments in a few key markets. The reduction in revenue had a corresponding effect on profit and the Company incurred a loss of HK$4.8 million for 2007 (2006: profit of HK$5.2 million).

SpeedCast contributed HK$38 million to the Group’s turnover since it first became a subsidiary at the end of August 2007. The profit generated for this period was HK$3.7 million.

SpeedCast, now seen as a leader in the industry in Asia, has hubs in Hong Kong, Malaysia, and Indonesia, and these facilities enable the company to offer comprehensive services to key regional markets. The company’s core businesses are the provision of two-way and backbone broadband access, and the company is also taking advantage of a growing demand for video to mobile services.

SpeedCast is a customer of AsiaSat and up to the end of August 2007, when still in the capacity of an associate, SpeedCast contributed some HK$32.4 million (2006: HK$46 million) to AsiaSat from leasing transponder capacity.

SKYWAVE

Skywave provides its customers with a variety of 35 television channels to authorised subscribers in the AsiaSat 4 BSS coverage area and operates under a Hong Kong Non-domestic Television Programme Service licence. Skywave’s niche service offers high quality content to customers in its designated service areas, which cannot be satisfied by cable. Skywave and its joint venture partners provide a comprehensive platform offering hardware distribution, product promotion, customer service and subscriber management.

Skywave operates in a highly competitive market and its strategy is based on low cost, subscriber flexibility, high quality Chinese language programmes, and the creation of market discriminators. Its packages address individual viewing preferences and discriminators in different markets within the satellite coverage area.

OPERATIONS REVIEW

ASSOCIATE AND SUBSIDIARY COMPANIES (CONTINUED)

SKYWAVE (CONTINUED)

The Skywave Info Channel and Skywave website offer platforms to promote its service, authorize new subscriptions, design and test new content, and keep customers abreast of current and future developments. Our investment in the company is long-term, and we do not anticipate that Skywave will be in a position to contribute positively to AsiaSat’s results in the near term. Until changes in regulations governing the reception of DTH services become clear, management predicts only a slow to moderate growth in subscriber numbers and revenue.

BEIJING ASIA

Beijing Asia was formed in October 2004 and is a joint venture in which the Company holds a 49% interest. Beijing Asia provides satellite-based telecommunications network consultancy and technical support to customers in China. It also provides government institutions and major corporations with corporate data networks, data broadcasting services, and a trial telephony network connecting remote sites in China using VSAT technology.

During 2007, Beijing Asia continued to sustain losses. AsiaSat has continued with its steps to completely provide for its investment in this venture. The total impact on AsiaSat in 2007 was HK$11 million.

AUSPICIOUS COLOUR

Auspicious Colour Limited (“Auspicious Colour”) is a wholly-owned subsidiary of the Company and holds a Non-Domestic Television Programme Service licence. Auspicious Colour provides a one-stop service that combines the provision of satellite capacity and uplink service to broadcasters.

Peter Jackson
Chief Executive Officer

Hong Kong, 12 March 2008

CORPORATE GOVERNANCE REPORT

STATEMENT

In the interest of shareholders, the Company is committed to high standards of corporate governance and is devoted to identifying and formalising best practices. The Company is in compliance with the requirements of local and relevant overseas regulators in this regard.

Throughout 2007, the Group applied the principles and complied with the Code on Corporate Governance Practices (“CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”) with certain deviations as outlined below.

The Directors acknowledge that they are responsible for overseeing the preparation of accounts for each financial period, which give a true and fair view of the state of affairs of the Company and the Group and of the results and cash flows for that period. In preparing the accounts for the year ended 31 December 2007, the Directors have:

•	selected suitable accounting policies and applied them consistently;

•	appropriately adopted all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which are in conformity with the International Financial Reporting Standards (“IFRSs”); and

•	made judgments and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has adopted all the provisions in the CG Code with the following exception:

The CG Code provides that a majority of the members of the Remuneration Committee should be Independent Non-executive Directors (“INEDs”). However, the Remuneration Committee is composed of three members, of whom one is an INED and the other two are Non-executive Directors (“NEDs”). The Committee is chaired by the INED. It is logical to have a small Remuneration Committee as it allows open, frank and very focused discussions. Strict compliance with the CG Code would have the Committee consist of at least five members, implying that all the INEDs and close to half of the NEDs would have to participate in the Committee so as to maintain the balance of input from the major shareholders’ representatives.

28

CORPORATE GOVERNANCE REPORT

DIRECTORS’ SECURITIES TRANSACTIONS: IN RESPECT OF MODEL CODE (APPENDIX 10)

The Company has adopted procedures governing Directors’ securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. All Directors have confirmed, following specific enquiry by the Company that they fully complied with the Model Code throughout the year 2007.

THE COMPANY

The Company is listed on the Stock Exchange and the majority of its shares are held by a private company, Bowenvale Limited (“Bowenvale”), incorporated in British Virgin Islands, with a 68.74% holding. Both GE and CITIC have equal voting rights in Bowenvale, and in turn, enjoy equal voting rights in the Company. Under the shareholders’ agreement of Bowenvale, CITIC and GE are each entitled to appoint, and remove, up to four directors to, or from, the Board of the Company. Each of CITIC and GE also owns shares in the Company through another investment vehicle, pursuant to the Mandatory General Offers, details of which are set out in the Management Discussion and Analysis.

BOARD OF DIRECTORS

COMPOSITION AND ROLE

The Board is currently composed of 13 members: eight appointed by the shareholders of Bowenvale, CITIC and GE, as NEDs; three INEDs; and two Executive Directors, who are also the Chief Executive Officer and the Deputy Chief Executive Officer of the Company.

The Chairman and the Deputy Chairman of the Board are appointed by CITIC and GE from one of their nominated directors, and the posts are rotated biennially between CITIC and GE.

Pursuant to the requirement in the Listing Rules, the Company has received a written confirmation from each INED of his independence to the Company. The Company considers all of the INEDs to be independent.

The Board is scheduled to meet on a quarterly basis and additional Board meetings are held if and when required. The Board also holds private sessions at least once per year without the presence of management.

CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS (CONTINUED)

COMPOSITION AND ROLE (CONTINUED)

The Board deals with strategic and policy issues and approves corporate plans, budgets and monitors the performance of the management. The day-to-day operation of the Company is delegated to the management. The Board has established a framework of corporate governance and is supported by three committees, the Audit Committee, the Nomination Committee and the Remuneration Committee, each of which has its own charter covering its authorities and duties. The Chairmen of these committees report regularly to the Board on the matters discussed. The Board has also established a Business Development Committee which reviews strategic business initiatives.

The role of the Chairman and the Chief Executive Officer are segregated and not exercised by the same individual. For the current term (2007-2008), Mr. MI Zeng Xin acts as Chairman, Mr. Ronald J. HERMAN, Jr. as Deputy Chairman, and Peter JACKSON acts as Chief Executive Officer.

The Chairman of the Board is a NED, and is responsible for the leadership and effective running of the Board, and ensuring that all key and appropriate issues are discussed by the Board in a timely and constructive manner. The Chief Executive Officer is delegated with the authority and is responsible for running the Group’s business, and implementation of the Group’s strategy in achieving the overall commercial objectives.

All the INEDs and NEDs are appointed for a specific term of three years and are subject to retirement, rotation and re-election at the Company’s AGM. Each of the Board members has confirmed that they are totally unrelated to each other and with the Senior Management in every aspect including financial, business, or family.

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES

The following table summarises the attendance of individual Directors and committee members in 2007:

	Meetings attended / held in 2007
		Audit	Remuneration	Nomination
	Board	Committee	Committee	Committee
Number of meetings	4	2	3	1
	Attendance	Attendance	Attendance	Attendance
DIRECTORS
NEDs
MI Zeng Xin	4			1
Ronald J. HERMAN, Jr. (1) (appointed on 29 March 2007)	3			1
John F. CONNELLY (1) (appointed on 29 March 2007)	3
Mark CHEN (1) (appointed on 29 March 2007)	3	1
Nancy KU (1) (appointed on 29 March 2007)	3		3
DING Yu Cheng	4
JU Wei Min	4	1	3
KO Fai Wong	4
Romain BAUSCH (2) (resigned on 29 March 2007)	0
Cynthia DICKINS (2) (resigned on 29 March 2007)	1
Mark RIGOLLE (2) (resigned on 29 March 2007)	0	0

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES (CONTINUED)

	Meetings attended / held in 2007
		Audit	Remuneration	Nomination
	Board	Committee	Committee	Committee
Number of meetings	4	2	3	1
	Attendance	Attendance	Attendance	Attendance
DIRECTORS
INEDs
Edward CHEN	3	1		1
James WATKINS	4	1	3
Robert SZE	4	2
Executive Directors
Peter JACKSON (Chief Executive Officer)	4
William WADE (Deputy Chief Executive Officer)	4
Average attendance rate	89.77%	58.33%	100%	100%

(1)	The GE Directors were appointed after the first Board meeting of the Company in 2007.
(2)	The SES Directors resigned after the first Board meeting of the Company in 2007.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The Remuneration Committee is established as a committee of the Board. The Remuneration Committee:

(i)	formulates the remuneration policies and guidelines for the Board’s approval;

(ii)	ensures that the remuneration offered is appropriate and is in line with market practice;

(iii)	considers and reviews:

a.	the remuneration packages of the Executive Directors;

b.	pay and conditions for other employees below the Executive Director level; and

c.	emoluments of the INEDs and NEDs prior to approval of award by the Board before the commencement of each financial year.

CORPORATE GOVERNANCE REPORT

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES (CONTINUED)

The Remuneration Committee shall have the sole authority to:

(i)	retain or terminate consultants to assist the Remuneration Committee in the evaluation of Director, Chief Executive Officer or senior executives’ compensation;

(ii)	determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the Remuneration Committee.

The Remuneration Committee is composed of three members, of whom one is an INED and the other two are NEDs. The Committee is chaired by the INED. The Remuneration Committee is scheduled to meet at least once a year. It also holds private sessions without the presence of management.

The following is a summary of the work of the Remuneration Committee in 2007:

(i)	commissioned an independent consultant to:

a.	complete the compensation packages for Directors and senior executives;

b.	review the bonus system that is commensurate with the practice in Hong Kong for a dual-listed company; and

c.	develop the methodology for calculating cash bonuses and long-term incentive arrangements;

(ii)	reviewed the compensation report from the independent consultant and made recommendations to the Board; and

(iii)	approved a share award scheme for the benefit of designated employees of the Company.

The Group has established a performance-based appraisal system. The present remuneration package consists of salaries, housing benefits (applicable to certain grades of employees), performance bonuses, share awards (applicable to certain grades of employees) and fringe benefits that are compatible with the market. The basis of determining the emoluments payable to the Directors is a market survey included in the independent consultant’s report.

Particulars of the share award scheme are set out in note 15 to the Consolidated Financial Statements.

CORPORATE GOVERNANCE REPORT

NOMINATION OF DIRECTORS RELATING TO APPOINTMENT AND REMOVAL OF DIRECTORS

The Nomination Committee is established as a committee of the Board. The Nomination Committee:

(i)	identifies individuals qualified to become Board members (consistent with criteria approved by the Board);

(ii)	selects, or recommends to the Board the Directors to be the nominees for the next annual meeting of shareholders;

(iii)	develops and recommends to the Board a set of corporate governance guidelines applicable to the Company;

(iv)	oversees the evaluation of the Board and management; and

(v)	develops the succession planning of the Chief Executive Officer.

The following is a summary of the work of the Nomination Committee in 2007:

(i)	for Directors who are due for re-election at the AGM in 2008, the Nomination Committee recommended these Directors’ appointments to be approved at the AGM;

(ii)	considered the appointment of Mr. Ronald J. HERMAN, Jr as Deputy Chairman and NED to the Board;

(iii)	considered the appointment of Mr. John F. CONNELLY, Mr. Mark CHEN and Ms. Nancy KU as NEDs to the Board;

(iv)	reviewed the succession planning of senior executives of the Company; and

(v)	oversaw the self-assessment of the Board and its committees.

The Nomination Committee has the sole authority to:

(i)	retain and terminate a search firm to be used to identify Director candidates;

(ii)	retain other professionals to assist it with any background checks; and

(iii)	approve the search firm’s and such other professionals’ fees and retention terms.

CORPORATE GOVERNANCE REPORT

AUDITORS’ REMUNERATION

The fees incurred and described below for 2007 were as follows:

	2007 HK$’000	2006 HK$’000
Audit Fees	1,707	1,775
Audit-related Fees	—	12
Tax Fees	161	85
All Other Fees	40	115

	1,908	1,987

AUDIT FEES

The aggregate fees incurred by the Group for professional services rendered by the Auditors for the audit or review of the Group’s financial statements, which includes the audit of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act 2002.

AUDIT-RELATED FEES

The aggregate fees incurred by the Group for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Group’s financial statements and are not otherwise reported under the paragraph entitled “Audit Fees” above.

TAX FEES

The aggregate fees incurred by the Group for professional services rendered by the Auditors for tax compliance, tax advice and tax planning.

ALL OTHER FEES

The aggregate fees incurred by the Group for products and services provided by the Auditors, other than for services described in the paragraphs above.

CORPORATE GOVERNANCE REPORT

AUDIT COMMITTEE

The primary objective of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(i)	the accounting and financial reporting processes of the Group, including the integrity of the financial statements and other financial information provided by the Group to its shareholders, the public, and Stock Exchanges;

(ii)	the Group’s compliance with legal and regulatory requirements;

(iii)	the independent auditors’ qualifications and independence;

(iv)	the audit of the Group’s financial statements and of the effectiveness of internal control over financial reporting; and

(v)	the performance of the Group’s internal audit function and independent auditors.

The members of the Audit Committee assist the Board in fulfilling its responsibilities by providing an independent review and supervision of financial reporting, and satisfying themselves as to the effectiveness of the internal controls of the Group and the adequacy of the external and internal audits.

The Audit Committee shall have the sole authority and responsibility to:

(i)	select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for shareholders’ approval);

(ii)	approve all audit engagement fees and terms and all non-audit engagements with the independent auditors; and

(iii)	perform such other duties and responsibilities set forth in any applicable independence and regulatory requirements. The Audit Committee may consult with management, including the Chief Financial Officer and the personnel responsible for the internal audit function, but shall not delegate these responsibilities.

CORPORATE GOVERNANCE REPORT

INTERNAL CONTROL

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s internal control system. This system is designed to provide reasonable assurance on the efficiency and effectiveness of operations, reliability of financial reporting, and compliance with applicable laws and regulations.

The Board conducted a review of the Group’s internal control system for the year ended 31 December 2007, including financial, operational and compliance control, and risk management functions. The Board assessed the effectiveness of internal control by considering reviews performed by both internal and external auditors.

The Internal Auditor follows a risk-and-control-based approach. A three-year internal audit plan is formulated in a risk-weighted manner so that priority and appropriate audit frequency is given to areas with higher risks. The Internal Auditor performs regular financial and operational reviews on the Group in addition to satisfying the requirements of management in complying with Section 404 of the Sarbanes-Oxley Act of 2002. The audit findings and control weaknesses, if any, are reported to the Audit Committee at the end of the year. The Internal Auditor monitors the follow-up actions agreed upon in response to its recommendations.

RESOURCES

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

FUNDING

The Audit Committee shall determine the extent of funding necessary for payment of:

(i)	compensation to the Independent Auditors engaged for the purpose of preparing or issuing an Audit Report or performing other audit, review or attest services for the Company;

(ii)	compensation to any independent legal, accounting and other consultants retained to advise the Audit Committee, and

(iii)	ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

CORPORATE GOVERNANCE REPORT

COMPOSITION

The Audit Committee comprises five members, three of whom are INEDs who satisfy independent, financial literacy and experience requirements, whilst the other two members are NEDs and have only observer status with no voting rights. The Committee is chaired by an INED, who possesses appropriate professional qualifications and experience in financial matters.

The following is a summary of the work of the Audit Committee in 2007:

(i)	reviewed the financial statements and reports for the year ended 31 December 2006 and for the six months ended 30 June 2007;

(ii)	reviewed the effectiveness of the internal control system and of internal control over financial reporting in conjunction with management, internal audit and the Independent Auditors;

(iii)	reviewed the Independent Auditors’ statutory audit plan and the letters of representation;

(iv)	considered and approved the 2007 audit fees;

(v)	considered and approved the non-audit services fees for the Group;

(vi)	reviewed the “Continuing Connected Transactions” set forth on pages 60 and 61 prior to the review and confirmation by the Board;

(vii)	reviewed the accounting principles and practices adopted by the Group and the Consolidated Financial Statements for the year ended 31 December 2007 in conjunction with the Group’s Independent Auditors; and

(viii)	conducted a private session with the Independent Auditors.

CORPORATE GOVERNANCE REPORT

ACCOUNTABILITY AND AUDIT

FINANCIAL REPORTING

The Group recognises that high quality corporate reporting is important in reinforcing the trustworthy relationship with the Company’s shareholders and aims at presenting a balanced, clear and comprehensible assessment of the Company’s performance, position and prospects in all corporate communications. The annual and interim results of the Group are announced in a timely manner within the limits of four and three months respectively after the end of the relevant periods.

INTERNAL CONTROL

System and procedures

The Board acknowledges its responsibility to ensure that a sound and effective internal control system is maintained, which includes a defined management structure with specified limits of authority to:

(i)	achieve business objectives and safeguard assets against unauthorised use or disposition;

(ii)	ensure maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication; and

(iii)	ensure compliance with the relevant legislations and regulations.

The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, manage rather than eliminate risks of failure in operational systems, and to ensure achievement of the Group’s objectives.

Annual assessment

In 2007, the Board, through its Audit Committee, conducted a review of the Group’s internal control system, including financial, operational and compliance control, and risk management functions. To formalise the annual review of the internal control system, the Audit Committee made reference to the requirements of the relevant regulatory bodies. The Audit Committee is of the view that, in general, the Group has set up a sound control environment and implemented an effective system of internal control.

CORPORATE GOVERNANCE REPORT

ACCOUNTABILITY AND AUDIT (CONTINUED)

INTERNAL CONTROL (CONTINUED)

Grievances and whistle-blowing policies

The Group has established defined procedures for handling employees’ complaints and grievances and alerts of wrongdoings. Recommendations on improvements can be channelled to the respective department heads or escalated to the Chief Executive Officer. If the complaint is about the Chief Executive Officer or a Director, the employee can report directly to the Chairman.

To encourage employees to raise concerns about internal malpractice without hesitation, the Group has also established the whistle-blowing policy, with embedded procedures for reporting such matter internally direct to the Chairman of the Audit Committee, who will review the reported complaint and decide how the investigation should be conducted.

SHAREHOLDER RELATIONS

The Board recognises its accountability to shareholders for the performance and activities of the Company and attaches considerable importance to the effectiveness of its communications with shareholders. To this end, an Investor Relations Section has been established as part of the Company’s website, www.asiasat.com, to provide information to shareholders about the Company. This is in addition to other corporate communications with shareholders, such as circulars, notices, announcements, interim reports and annual reports, copies of which can also be found in the Company’s website.

The interim report and annual report contain a full Financial Review and an Operations Review together with sections on Corporate Governance and a Management Discussion and Analysis.

The AGM is the principal forum for direct dialogue with shareholders at which shareholders are invited to ask questions on the Company’s operations or financial information.

CORPORATE GOVERNANCE REPORT

SHAREHOLDER RELATIONS (CONTINUED)

At the AGM, shareholders can vote on each proposed resolution by a show of hands (unless otherwise required by the Listing Rules). All issues to be considered by shareholders will be proposed at the general meeting as separate resolutions. There are provisions in the Bye-laws where:

(i)	the Chairman of the meeting;

(ii)	or at least three members present in person or by proxy being entitled to vote at the meeting;

(iii)	or any member or members present in person or by proxy being and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting;

(iv)	or a member or members present in person or by proxy holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

may demand for a poll.

Independent scrutineers are appointed to count the number of votes cast at a general meeting whether on a show of hand or on a poll.

GUIDELINES ON CONDUCT

The Company periodically issues notices to its Directors and employees reminding them that there is a general prohibition on dealing in the Company’s listed securities during the blackout periods before the announcement of the interim and annual results.

The Company has a Code of Business Conduct and Ethics available on its website, www.asiasat.com.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

OVERALL PERFORMANCE

The Group achieved a profit attributable to equity holders of HK$503 million (2006: HK$454 million), an increase of HK$49 million or 11% over the prior year. This improvement was mainly attributable to an increase in interest income and savings in satellite insurance expenses.

SALES

Sales for the year marginally increased to HK$939 million (2006: HK$930 million). The sales in 2006 included a one time receipt of HK$50 million for early termination of a contract, compared to HK$11 million in 2007. By excluding the effect of one time receipts, the 2007 revenue increased by HK$48 million, resulting from the acquisition of a subsidiary during the second half of the year that contributed HK$38 million to the Group’s revenue, and HK$10 million from our existing business.

COST OF SERVICES

Cost of services of HK$403 million (2006: HK$411 million) represented a decrease of HK$8 million. The reduction was due mainly to savings in the in-orbit insurance but the inclusion of cost of services of a newly acquired subsidiary has offset the effect of the reduction.

OTHER GAINS

Other gains of HK$109 million (2006: HK$93 million) mainly arose from interest income on short-term deposits.

ADMINISTRATIVE EXPENSES

Administrative expenses were HK$78 million (2006: HK$94 million), a decrease of HK$16 million or 17%. The decrease was mainly due to a reduction in bad debt written off.

FINANCE COSTS

In 2007, there were minimal finance costs incurred (2006: minimal) mainly related to the finance lease entered by a subsidiary.

SHARE OF LOSS OF ASSOCIATES

The share of loss from associates was HK$11 million (2006: HK$8 million).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW (CONTINUED)

INCOME TAX EXPENSE

A significant portion of the Group’s profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year. The Group’s effective tax rate for the year was approximately 9.7%.

Overseas tax is calculated at approximately 5% to 20% of the gross revenue earned in certain overseas jurisdictions. The Group currently has a tax case with the Indian tax authority. Further details are set out in note 32 to the consolidated financial statements.

FINANCIAL RESULTS ANALYSIS

The financial results are highlighted below:

		2007	2006	% Increase
Sales	HK$M	939	930	1%
Profits attributable to equity holders	HK$M	503	454	11%
Dividend	HK$M	153	137	12%
Capital and reserves	HK$M	4,807	4,427	9%
Earnings per share	HK cents	129	116	11%
Dividend per share	HK cents	39	35	11%
Dividend cover	Times	3	3	—
Return on equity	%	10	10	—
Net assets per share – book value	HK cents	1,229	1,133	8%

LIQUIDITY AND FINANCIAL RESOURCES

The Group’s principal use of capital during the year under review was the payment of dividends, profits tax, capital expenditure related to the construction of AsiaSat 5 and acquisition of a subsidiary. These payments were financed through cash flow generated from operating activities.

Cash flow generated from operating activities was more than sufficient to meet these payments. The Group generated a net cash inflow of HK$309 million (2006: HK$344 million) and remained debt free in 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

CAPITAL STRUCTURE

FUNDING AND TREASURY POLICY

The Group adopts conservative treasury policies and exercises tight control over its cash and risk management. Cash is generally placed on short-term deposits denominated in U.S. Dollars to meet its payments. The Hong Kong Dollar is pegged to the U.S. Dollar at the exchange rate of HK$7.80 to US$1.00. The exchange movement has been kept within a narrow band. Therefore, the Group does not have any significant currency exposure.

FINANCIAL INSTRUMENTS FOR HEDGING

Since almost all the revenue of the Group is in U.S. Dollars there is no need to hedge its liabilities, which are also substantially denominated in U.S. Dollars.

FOREIGN CURRENCY INVESTMENT

The Group does not have any material investment in currencies other than in U.S. Dollars or Hong Kong Dollars.

ORDER BOOK

As at 31 December 2007, the value of contracts on hand amounted to HK$2,130 million (2006: HK$2,644 million), the majority of which will be realised over the next few years. Almost all the contracts are denominated in U.S. Dollars. The decline in backlog was attributable in part to migration of China video customers to two new China satellites, reduced values of contracts on renewals reflecting the acutely competitive pricing, and new leases for shorter durations. Neither the Company nor its customers were willing to make long-term commitments in the current market conditions and in view of the uncertainty on price movement.

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENTS, THEIR PERFORMANCE AND FUTURE PROSPECTS

SPEEDCAST

SpeedCast, in which the Company’s shareholding increased from approximately 47% at the end of 2006 to 100% via the completion of two acquisitions on 31 August 2007 and 30 November 2007 respectively, provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond. The results of SpeedCast have been fully consolidated into the Group’s results since 31 August 2007.

For the first eight months of 2007, the turnover of SpeedCast was HK$67 million (2006: HK$112million for the full year). The company also had a loss of HK$8.5 million (2006: HK$5.2 million profit for full year) for the period.

As at 31 December 2007, SpeedCast has become a subsidiary and is fully consolidated in our financial statements.

BEIJING ASIA

Beijing Asia, a joint venture of the Company in Beijing in which AsiaSat holds a 49% shareholding, provides satellite-based telecommunication networks, consultancy and technical support services to customers in China. Beijing Asia provides government institutions and major corporations with corporate data networks, data broadcasting services, and a trial telephony network connecting the remotest sites in China using VSAT technology.

Beijing Asia commenced operation in October 2004. For the year under review, the company incurred a loss of approximately HK$5.9 million (2006: HK$17.1 million), of which, AsiaSat’s share was approximately HK$2.9 million (2006: HK$8.4 million).

As at 31 December 2007, the book value of the investment in Beijing Asia has been fully provided for (2006: HK$10 million).

It was decided that the Company’s investment in Beijing Asia should be provided for based on the performance and long term outlook for the business of this company.

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENTS, THEIR PERFORMANCE AND FUTURE PROSPECTS (CONTINUED)

SKYWAVE

Skywave, in which the Company holds an 80% interest, operates a low cost DTH platform to serve the markets of Hong Kong, Taiwan, Macau and Southern China.

Operating under a Hong Kong Non-domestic Television Programme Service licence, Skywave offers a variety of some 35 full time TV channels to authorised subscribers in the AsiaSat 4 broadcast satellite service (“BSS”) coverage areas. Skywave is a niche service offering quality content throughout the region to customers not readily served by cable. Working through its joint venture partners, the Skywave platform provides a comprehensive offering from hardware distribution and product promotion, to customer service and subscriber management.

For the year 2007, Skywave incurred a loss of approximately HK$4.9 million (2006: HK$4.2 million), of which the Company’s share was about HK$3.9 million (2006: HK$3.3 million).

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

On 31 August 2007 and 30 November 2007, AsiaSat acquired an aggregate of approximately 53% shareholding interests in SpeedCast, at a total consideration of approximately HK$49.3 million. Subsequent to the acquisitions, SpeedCast became a wholly-owned subsidiary of AsiaSat. Details of the acquisitions are set forth in Note 30 of the Consolidated Financial Statements.

CHANGE IN MAJOR SHAREHOLDERS AND PROPOSED PRIVATISATION

During the year ended 2007, the Company has undergone a major shareholder change. After the completion of an exchange transaction with the transfer of shares between GE and SES S.A. on 29 March 2007 (“Exchange Transaction”), GE became a major shareholder of the Company with a beneficial interest of approximately 34.03%.

CITIC, AsiaSat’s founding shareholder, remained as the other major shareholder with a 34.71% of the issued share capital of the Company. The two shareholders have equal voting rights in the Company, through Bowenvale, which was indirectly wholly-owned by CITIC and GE.

MANAGEMENT DISCUSSION AND ANALYSIS

CHANGE IN MAJOR SHAREHOLDERS AND PROPOSED PRIVATISATION (CONTINUED)

On 13 February 2007, in connection with the shareholder change, a privatisation proposal for the Company (“Proposed Privatisation”) was announced by AsiaCo Acquisition Limited (“AsiaCo”), which is indirectly wholly-owned by CITIC and GE. One of the conditions for the Proposed Privatisation was an approval by the United States Department of State. On 23 April 2007, the United States Department of State refused to grant the necessary approval. Given the failure to obtain such approval, AsiaCo decided to cancel the Proposed Privatisation and announced Mandatory General Offers (“MGO”), as required by the Hong Kong Takeovers Code.

The closure of the MGO on 26 June 2007 resulted in the beneficial shareholding of CITIC and GE increasing to 74.43% in the Company, with the remaining 25.57% shareholding held by the public. Taking account of the shares acquired in the MGO, CITIC and GE are now beneficially interested in 37.59% and 36.84% respectively of the issued share capital of the Company.

COMPETITION IN CHINA

Since the announcement by the Company on 2 August 2007 of the reports on the successful launch of two satellites in China, namely Sinosat 3 and ChinaSat 6B, and thus the possibility of Chinese television broadcasters in China switching their transmission of programmes to these new satellites, the Company has received notices of termination from its China video customers. The overall amount of reduction in the backlog resulting from the termination amounted to HK$82 million.

SEGMENT INFORMATION

The turnover of the Group, analysed by business segments and location of customers, is disclosed in note 5 to the consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2007, the Group had 142 (2006: 102) permanent staff, including 14 in the Beijing Representative Office. The increase in employees primarily came from the subsidiary acquired during the year.

The Group considers its human resources as one of its most valuable assets. The talent pool that the Group draws from overlaps with the telecommunications, information technology and some high-tech equipment vendor industries.

The Group has established a performance based appraisal system. The present remuneration package consists of salaries, housing benefits (applicable to certain grades of employees), discretionary bonuses, and fringe benefits that are compatible with the market.

The Group has reviewed its remuneration scheme during the year. On 22 August 2007, the Board approved the establishment of a share award scheme (the “Scheme”), having previously approved the creation of such a scheme in principle in 2005. The objective of the Scheme is to enhance the competitiveness of AsiaSat in attracting and retaining the best senior staff for the development of the Company’s business. Under the Scheme, shares of the Company (the “Award Shares”) will be granted to eligible employees of the Company or any of its subsidiaries. Any Award Shares so granted will vest after a certain period or lapse under certain circumstances as set out in the Scheme rules. The Company has appointed Equity Trust (Jersey) Limited to be the trustee to purchase and hold the Award Shares upon trust to facilitate the servicing of the Scheme for the benefit of the eligible employees.

The Group does not operate an in-house regular training programme. However, the Group does provide ad hoc training on new developments or facilities and sponsors employees to attend external vocational training that is relevant to the discharge of their duties and their career progression.

CHARGES ON GROUP ASSETS

As at 31 December 2007, there were no charges on any of the Group’s assets.

MANAGEMENT DISCUSSION AND ANALYSIS

CAPITAL COMMITMENTS

Details of the capital commitments of the Group are set out in note 34 to the consolidated financial statements.

As at 31 December 2007, the Group had total capital commitments of HK$795 million (2006: HK$1,107 million), of which HK$503 million (2006: HK$810 million) was contracted for but not provided in the financial statements, and the remaining HK$293 million (2006: HK$297 million) was authorised by the Board but not yet contracted.

GEARING RATIO

As at 31 December 2007, the Company remained debt free. Therefore, gearing ratio was not applicable.

EXCHANGE RATES AND ANY RELATED HEDGES

During the year, almost all of the Group’s revenues, premiums for satellite insurance coverage and capital expenditure were denominated in U.S. Dollars. The Group’s remaining expenses were a primarily denominated in Hong Kong Dollars. As at 31 December 2007, almost all the Group’s transponder utilisation agreements, transponder purchase agreements, and obligations to purchase equipment were denominated in U.S. Dollars. Thus, the Group does not have any significant currency exposure and does not need to hedge against currency fluctuation.

CONTINGENT LIABILITIES

Particulars of the Group’s contingent liabilities are set out in note 32 to the consolidated financial statements.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

MI Zeng Xin, aged 57, was appointed a Non-executive Director of the Company on 28 February 2001. Since then, he acted as Deputy Chairman (2001–2002), Chairman (2003–2004), and Deputy Chairman (2005–2006) of the Board on a rotational basis, biennially. For the current term (2007–2008), he acts as Chairman. He is an Executive Director and Vice President of CITIC. Prior to his appointment to the present position, he held executive management positions with various subsidiaries of CITIC and was the Chief Executive Officer of CITISTEEL in the United States from 1992 to 1997. He is also Chairman of the Board of CITIC USA Holdings, CITIC Australia Pty Limited and Karazhanbasmunai JSC and an Executive Director of CITIC Resources Holdings Limited in Hong Kong. He joined CITIC in 1985 and holds a Master of Science degree.

Ronald J. HERMAN, Jr., aged 45, is the President and CEO of GE Commercial Finance – Equity, and Vice President of GECC. Since May 2003, Mr. Herman has been the President and CEO of GE Commercial Finance – Equity. Prior to this role, Mr. Herman spent 10 years, starting in January 1993, in GE’s headquarters as General Manager of Mergers and Acquisitions. Mr. Herman has worked for GE for 24 years, his entire business career. Mr. Herman also serves as a director of Value Vision Media, Inc. (also known as ShopNBC TV).

DING Yu Cheng, aged 42, was appointed a Non-executive Director of the Company on 15 January 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC engaging in securities and investment banking business. He has been an Independent Non-executive Director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburgh and a Doctor of Philosophy degree in Economics from Tsinghua University.

JU Wei Min, aged 45, was appointed a Non-executive Director of the Company on 12 October 1998. He is the Director and Chief Financial Officer of CITIC. He is also a Non-executive Director of CITIC International Financial Holdings Limited and a director of CITIC Ka Wah Bank. He holds a Bachelor degree and Master’s degree in Economics.

KO Fai Wong, aged 59, was appointed a Non-executive Director of the Company on 11 March 2004. He is the Deputy General Manager of CITIC United Asia Investments Limited, a wholly-owned subsidiary of CITIC in Hong Kong and has over 20 years’ experience in banking and finance before joining CITIC. He holds a Bachelor and a Master’s degree in Business Administration.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS (CONTINUED)

John F. CONNELLY, aged 64, served with GE for over 38 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007.

Mark CHEN, aged 33, is the Managing Director of GE Commercial Finance – Equity, Asia Pacific. Since June 2006, Mr. Chen has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance – Equity. Prior to this role, Mr. Chen held positions as an Associate, Assistant Vice President, Vice President and Senior Vice President in GE Commercial Finance – Equity. Mr. Chen has worked for GE for seven years.

Nancy KU, aged 51, is the President and CEO, Asia Pacific of GE Commercial Finance – Corporate Financial Services and has held this position since March 2006. Prior to this role, Ms. Ku was the Managing Director, Asia Pacific of GE Equity. Ms. Ku has worked for GE for nine years.

Professor Edward CHEN, G.B.S., C.B.E., J.P., aged 63, has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and was the President of Lingnan University in Hong Kong and retired from this position in 2007. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is now Chairman of the Press Council, a Director of First Pacific Company Limited, a Trustee of Eaton Vance Management Funds (Boston), and a director of The Wharf (Holdings) Limited.

James WATKINS, aged 62, was appointed an Independent Non-executive Director of the Company on 30 June 2006. He qualified as a solicitor in 1969 and was for 20 years a Partner in Linklaters, a leading international English law firm. From 1997 to 2003, he was a Director and General Counsel of the Jardine Matheson Group in Hong Kong. He is a non-executive director of a number of Hong Kong and overseas listed companies. He holds a degree in Law from The University of Leeds, United Kingdom.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS (CONTINUED)

Robert SZE, aged 67, has been an Independent Non-executive Director of the Company since May 1996. He is a fellow of the Institute of Chartered Accountants in England and Wales and of the Hong Kong Institute of Certified Public Accountants. He was a partner in an international firm of accountants with which he practised for over 20 years, and is a non-executive director of a number of Hong Kong listed companies.

Peter JACKSON, aged 59, has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 31 years’ experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1993, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

He is a Non-executive Director of Daum Communications Group, a company that is listed in Korea. He has also served on Board of the Cable & Satellite Broadcasting Association of Asia (CASBAA) in various positions since 1997 and is currently the Treasurer.

William WADE, aged 51, has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 23 years’ experience in the satellite and cable television industry. He speaks Mandarin and holds a Bachelor of Arts (Honours) degree in Communications from the University of Utah and a Master of International Management degree from Thunderbird – School of Global Management.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Catherine CHANG, aged 40, is Legal Counsel of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, she was a solicitor at Ebsworth & Ebsworth, an Australian law firm. She graduated from the University of New South Wales, Australia, with a Bachelor’s degree in Law and a Bachelor’s degree in Commerce, majoring in Accountancy.

Liqun CHEN, aged 57, is AsiaSat’s General Manager, China, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. He was on secondment to AsiaSat from his employer, CITIC, from 1989 and became a permanent employee of AsiaSat in January 1997. He graduated with a Master’s Degree in Business Administration from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Tsinghua University, China.

Dr. Ya Hui CHIU, aged 58, is AsiaSat’s General Manager, Operations, in which capacity he is responsible for maintaining and operating the Company’s satellites. He has 24 years’ experience in telecommunications engineering and operations, with the last 21 years being in the satellite communications area. He received his Bachelor of Science degree from the National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

Sabrina CUBBON, aged 46, is AsiaSat’s General Manager, Marketing, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. She has over 23 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, she was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as Regional Manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. She graduated from the University of Manchester, United Kingdom, with a Master’s Degree in Electronic and Electrical Engineering, specialised in cryptography. She is also a Non-executive Director of our subsidiary, Skywave TV Company Limited.

Barry TURNER, aged 61, was AsiaSat’s General Manager, Engineering, until his retirement on 31 December 2007. He joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. He has 34 years of experience in the satellite communications industry and has held senior and executive management positions in engineering and in sales and marketing at Telesat Canada, and in strategic planning at TMI Communications Inc. He holds a Bachelor’s degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Master’s Degree in Business Administration from the University of Ottawa, Canada.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT (CONTINUED)

Sue YEUNG, aged 44, was appointed AsiaSat’s General Manager, Finance and Administration, and the Secretary of the Company on 1 January 2007. She is a member of the Institute of Chartered Accountants in England and Wales. In 1993, she joined British Telecommunications (HK) Limited (“BT”) and held various senior positions including Chief Financial Officer of Smartone in 1999, when BT acquired an equity interest in Smartone. Subsequently, she joined Wavecome Asia Pacific Limited, a company listed in Paris and NASDAQ, as the Regional Finance Director for the Asia Pacific region. Prior to joining AsiaSat, she was the Regional Chief Financial Officer of Pearson Education Asia Limited with the overall responsibilities of its Asia Operations. She holds a Bachelor of Science Degree in Chemical Engineering from London University and is a fellow member of Hong Kong Institute of Certified Public Accountants.

SPEEDCAST LIMITED

Pierre-Jean BEYLIER, aged 38, was appointed since July 2004 as the Chief Executive Officer of SpeedCast Limited, an indirectly wholly-owned subsidiary of the Company. Mr. Beylier has led the sales and marketing activities of SpeedCast Limited since 2000. He has over 15 years of international sales and marketing experience. Prior to joining SpeedCast Limited, Mr. Beylier held various sales and marketing positions with Rhodia, a company listed in Paris, and gained experience in consumer marketing from working at Black and Decker France. He graduated from the Lyon School of Management and holds a Master’s Degree in Business Administration from the University of Southern California.

DIRECTORS’ REPORT

The directors submit their report together with the audited consolidated financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 9 to the consolidated financial statements.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 69.

The Directors recommend the payment of a final dividend of HK$0.31 per ordinary share, totaling HK$0.39.

RESERVES

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity on page 70.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$20,000.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in note 7 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 15 to the consolidated financial statements.

DIRECTORS’ REPORT

DISTRIBUTABLE RESERVES

Distributable reserves of the Company at 31 December 2007, calculated under section 79B of the Companies Ordinance, amounted to HK$398,167,000 (2006: HK$394,017,000).

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company’s Bye-laws and there is no requirement for such rights under the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 143.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares during the year.

SHARE OPTION SCHEME

Until 26 June 2007, the Company operated a share option scheme adopted on 25 January 2002 (“Share Option Scheme”) under which employees were granted share options for the subscription of ordinary shares in the Company. Pursuant to the MGO by the Company’s major shareholders in May 2007, share options that were not exercised or surrendered under the MGO share option offer lapsed on the closing date of the MGO offers on 26 June 2007 and no further share options have been issued under such scheme from this date onwards. The Board also decided that, after the adoption of the Share Award Scheme as described hereunder, no further share options will be granted under the Share Option Scheme.

DIRECTORS’ REPORT

SHARE AWARD SCHEME

The Company adopted the Scheme on 22 August 2007 (“Adoption Date”). Pursuant to this Scheme, Award Shares are granted to eligible employees of the Company each year on the grant date until the tenth anniversary from the Adoption Date. The Company shall also pay cash to the appointed trustee company for its acquisition and holding upon trust of the Award Shares for the benefit of eligible employees. The Award Shares will then be transferred to the eligible employees upon vesting. The number of shares to be awarded under this Scheme throughout its duration shall not exceed 3% of the total issued shares of the Company as at the Adoption Date.

Details of the Scheme and the shares awarded thereunder are set out in note 15 to the consolidated financial statements.

Apart from the Share Option Scheme and the Scheme, at no time during 2007 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any body corporate.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

CHAIRMAN AND NON-EXECUTIVE DIRECTOR

MI Zeng Xin

DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Ronald J. HERMAN, Jr. (appointed on 29 March 2007)

Romain BAUSCH (resigned on 29 March 2007)

NON-EXECUTIVE DIRECTORS

DING Yu Cheng

JU Wei Min

KO Fai Wong

John F. CONNELLY (appointed on 29 March 2007)

Mark CHEN (appointed on 29 March 2007)

Nancy KU (appointed on 29 March 2007)

Cynthia DICKINS (resigned on 29 March 2007)

Mark RIGOLLE (resigned on 29 March 2007)

DIRECTORS’ REPORT

DIRECTORS (CONTINUED)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edward CHEN

James WATKINS

Robert SZE

EXECUTIVE DIRECTORS

Peter JACKSON (Chief Executive Officer)

William WADE (Deputy Chief Executive Officer)

With effect from completion of the Exchange Transaction on 29 March 2007, Mr. Romain BAUSCH, Mr. Mark RIGOLLE and Ms. Cynthia DICKINS, the SES appointees to the Board, resigned as NEDs of the Company. Mr. Romain BAUSCH and Mr. Mark RIGOLLE also resigned as Deputy Chairman and member of the Remuneration Committee respectively. The Company also announced the appointment of four new NEDs to the Board, they are Mr. Ronald J. HERMAN, Jr. (also Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN and Ms. Nancy KU.

In accordance with Bye-law 110(A) of the Company’s Bye-laws, Mr. Peter JACKSON, Mr. William WADE, Mr. Edward CHEN, Mr. Robert SZE and Mr. JU Wei Min will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

All INEDs and NEDs are appointed for a specific term of three years and are subject to retirement, rotation and re-election at the Company’s AGM in accordance with the Company’s Bye-laws.

DIRECTORS’ REPORT

DIRECTORS’ SERVICE CONTRACTS

Mr. Peter JACKSON, an Executive Director and the Chief Executive Officer of the Company, entered into a service contract with AsiaSat on 5 June 1996 for an initial term of three years from 18 June 1996 to 17 June 1999 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than twelve calendar months’ notice in writing to expire on or at any time after the end of the initial three-year period.

Mr. William WADE, an Executive Director and the Deputy Chief Executive Officer of the Company entered into a service contract with AsiaSat on 3 June 1996 for an initial term of two years from 18 June 1996 to 17 June 1998 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than six calendar months’ notice in writing to expire on or at any time after the end of the initial two-year period.

As the contracts were signed before 31 December 2003, no shareholders’ approval is required in accordance with the Listing Rules.

DIRECTORS’ INTERESTS IN CONTRACTS

No contract of significance in relation to the Group’s business to which the Company, any of its fellow subsidiaries or its parent company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of Directors and senior management are set out on page 48.

DIRECTORS’ REPORT

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND / OR SHORT

POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES

OF THE COMPANY OR ANY ASSOCIATED CORPORATION

As at 31 December 2007, the Directors and the chief executives had the following interests in the shares and underlying shares of the Company, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (“SFO”), or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code:

		Number of shares / underlying shares held
Directors		Personal interests	Family interests	Corporate interests	Trusts and similar interests	Persons acting in concert	Other interests	Total	% of the Issued Share Capital of the Company
Peter JACKSON	Long positions	319,784	—	—	—	—	—	319,784	0.08
	Short positions	—	—	—	—	—	—	—	—

William WADE	Long positions	87,472	—	—	—	—	—	87,472	0.02
	Short positions	—	—	—	—	—	—	—	—

James WATKINS	Long positions	50,000	—	—	—	—	—	50,000	0.01
	Short positions	—	—	—	—	—	—	—	—

At no time during the year was the Company, its subsidiaries, its associated companies, its fellow subsidiaries or its parent Company a party to any arrangement to enable the Directors and chief executives of the Company (including their spouse and children under 18 years of age) to hold any interests or short positions in the shares or underlying shares in, or debentures of, the Company or its associated companies.

DIRECTORS’ REPORT

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND / OR SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

As at 31 December 2007, according to the register required to be kept under Section 336 of the SFO and information otherwise reported to the Company, the following persons held an interest of 5% or more in the shares of the Company:

Name	Capacity	Long or Short position	No. of ordinary shares in the Company		%
Bowenvale Limited	Beneficial owner	Long position	268,905,000		68.74

AsiaCo Acquisition Limited	Beneficial owner	Long position	22,269,695	(1)	5.69

Able Star Associates Limited	Interest in controlled corporation	Long position	291,174,695	(1)&(2)	74.43

CITIC Group	Interest in controlled corporation	Long position	291,174,695	(1)&(2)	74.43

GE Pacific-3 Holdings, Inc.	Interest in controlled corporation	Long position	268,905,000	(3)	68.74

General Electric Company	Interest in controlled corporation	Long position	291,174,695	(1)&(3)	74.43

Notes:

(1)	AsiaCo Acquisition Limited (“AsiaCo”) controls 5.69% of the voting rights of the Company. AsiaCo is a company owned as to 50% (voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited (“CITIC Asia”), which in turn is wholly-owned by CITIC Projects Management (HK) Limited (“CITIC Projects”), a wholly-owned subsidiary of CITIC Group, and 50% (voting interest) by GE Capital Equity Investments, Inc. (“GE Equity”) an indirectly wholly-owned subsidiary of General Electric Company (“GE”). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity, and GE are deemed to be interested in the 22,269,695 shares of the Company held by AsiaCo.
(2)	Able Star Associates Limited (“Able Star”) controls 50% of the voting rights of Bowenvale Limited (“Bowenvale”). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares of the Company held by Bowenvale.
(3)	GE Pacific-3 Holdings, Inc. (“Pacific 3”) controls approximately 45% of the voting rights of Bowenvale and other GE affiliates own another 5%. They are all indirect, wholly-owned subsidiaries of GE. Accordingly, Pacific 3 and its GE affiliates are interested in the 268,905,000 shares of the Company held by Bowenvale.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

DIRECTORS’ REPORT

MAJOR SUPPLIERS AND CUSTOMERS

For the year ended 31 December 2007, the total revenue from the Group’s five largest customers represented 39% of the Group’s total revenue and the total revenue from the Group’s largest customer represented 24% of the Group’s total revenue. The total amount of purchases attributable to the Group’s five largest suppliers was less than 30% of the total purchases.

For the year ended 31 December 2007, none of the Directors, their associates or, so far as the Directors are aware, any shareholder of the Company that, to the knowledge of the Directors, is interested in more than 5% of the issued share capital of the Company, had any interest in any of the Group’s five largest customers.

CONTINUING CONNECTED TRANSACTIONS

Certain related party transactions as disclosed in note 35 to the consolidated financial statements also constituted connected transactions under the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules. The following transactions between certain connected parties (as defined in the Listing Rules and the Company have been entered into and for which relevant announcements had been made by the Company in prior year in accordance with the requirements of the Listing Rules.

Under the two transponder utilisation agreements which had been entered into with CITIC Guoan, there was no revenue realised by the Group from these agreements in 2007 (2006: HK$1,424,000). In addition, under the agreement entered into by the Group with CITIC Technology Company Limited, a subsidiary of CITIC, on 26 April 2002 (as amended on 23 June 2003 and 25 June 2003) for collecting money from China customers on behalf of the Company, the Group recognised an agency fee of approximately HK$454,000 (2006: HK$564,000) during the year. In addition to the above, the Group made payments to SES and its subsidiary, a subsidiary of CITIC and a subsidiary of GE, amounting to HK$100,000 (2006: HK$525,000), HK$500,000 (2006: HK$500,000), and HK$401,000 (2006: nil) respectively, for certain NEDs representing SES, CITIC and GE.

DIRECTORS’ REPORT

CONTINUING CONNECTED TRANSACTIONS (CONTINUED)

The INEDs confirmed that the transactions were entered into by the Group in the ordinary course of its business and on normal commercial terms, and in accordance with the terms of the agreements governing such transactions.

Based on the work performed, the Auditors of the Company have confirmed that the above continuing connected transactions (a) have been approved by the Board of Directors of the Company; (b) have been entered into in accordance with the terms of the relevant agreements governing the transactions; and (c) have not exceeded the caps allowed by the Stock Exchange in the previous waiver.

CONNECTED TRANSACTION

On 25 October 2007, AsiaSat entered into an agreement to purchase from TVG Phoenixnet Investment Limited its entire shareholding of 27.99% in SpeedCast, a non wholly-owned subsidiary of the Company, at a consideration of approximately US$3.36 million (approximately HK$26.19 million) in cash, which was funded by the internal resources of the Group. The conducting of this connected transaction was a step towards finalising the strategic goal of the Company in simplifying the structure of SpeedCast to allow more flexible funding to support further expansion of its business. Upon completion of the transaction on 30 November 2007, the shareholding of AsiaSat in SpeedCast increased from 72.01% to 100%, and SpeedCast became a wholly-owned subsidiary of the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to, and within the knowledge of, the Directors, it is confirmed that there is sufficient public float of more than 25% of the Company’s issued shares as at 12 March 2008.

DIRECTORS’ REPORT

SUBSEQUENT EVENTS

On 8 January 2008, the Company announced its intention to voluntarily delist its ADSs from the NYSE and terminate its ADRs program, and the delisting became effective on 28 January 2008.

The Company has considered the costs and benefits of maintaining the listing of its ADSs on NYSE and believes that delisting is in the best interests of shareholders, considering the relatively low participation in the ADR program and the associated costs and administrative expenses.

In addition, the Company believes that the continuing listing of its ordinary shares on the Hong Kong

Stock Exchange will provide sufficient ongoing liquidity to its shareholders. Notwithstanding the delisting of the ADSs, AsiaSat’s registration under the Exchange Act remains currently in effect and the Company continues to comply with its disclosure obligations.

AUDITORS

The consolidated financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

By order of the Board

Sue YEUNG

Company Secretary

Hong Kong, 12 March 2008

AUDIT COMMITTEE REPORT

The Audit Committee (the “Committee”) has five members, three of whom are INEDs and two are NEDs with observer status and no voting rights.

The Committee oversees the financial reporting process. In this process, management is responsible for the preparation of Group’s financial statements including the selection of suitable accounting policies. Independent auditors are responsible for auditing and attesting to Group’s financial statements and evaluating, the Group’s system of internal controls including the effectiveness of internal control over financial reporting. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. The Committee reports to the Board on its findings after each Committee meeting.

The Committee reviewed and discussed with management and independent auditors the 2007 consolidated financial statements included in the 2007 Annual Report. In this regard, the Committee had discussions with management with regard to new, or changes in, accounting policies as applied and significant judgments affecting the Group’s financial statements. The Committee also received reports and met with the independent auditors to discuss the general scope of their audit work (including the impact of changes in accounting policies as applied), and their assessment of Group’s internal controls.

Based on these reviews and discussions and the report of the independent auditors, the Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2007, with the Independent Auditor’s Report thereon.

The Committee also reviewed and recommended to the Board of Directors approval of the unaudited financial statements for the first six months of 2007, prior to public announcement and filing.

AUDIT COMMITTEE REPORT

The Committee recommended to the Board that the shareholders be asked to re-appoint PricewaterhouseCoopers as the Group’s independent auditors for 2008.

MEMBERS OF THE AUDIT COMMITTEE

Robert SZE	(Chairman)

Edward CHEN

James WATKINS

JU Wei Min	(Non-voting)

Mark CHEN	(Non-voting)

Hong Kong, 12 March 2008

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2007 HK$’000	2006 HK$’000
ASSETS
Non-current assets
Property, plant and equipment	7	2,677,951	2,630,847
Leasehold land and land use rights	6	23,032	23,616
Intangible assets	8	40,082	1,276
Unbilled receivable		156,135	171,047
Interests in associates	10	—	10,057
Amount paid to tax authority	11	167,291	154,911

Total non-current assets		3,064,491	2,991,754

Current assets
Inventories	13	3,650	354
Trade and other receivables	12	183,431	119,647
Cash and cash equivalents	14	2,288,433	1,979,457

Total current assets		2,475,514	2,099,458

Total assets		5,540,005	5,091,212

EQUITY
Capital and reserves attributable to the Company’s equity holders
Ordinary shares	15	39,120	39,027
Reserves
– Retained earnings		4,623,187	4,272,591
– Proposed final dividend	28	121,271	105,372
– Other reserves	16	19,269	4,614

		4,802,847	4,421,604
Minority interests		4,141	4,933

Total equity		4,806,988	4,426,537

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2007 HK$’000	2006 HK$’000
LIABILITIES
Non-current liabilities
Deferred income tax liabilities	19	189,048	191,739
Deferred revenue	17	118,211	142,624
Obligations under finance leases	18	104	—
Other payables		—	1,770

Total non-current liabilities		307,363	336,133

Current liabilities
Construction payables		70,238	1,736
Other payables and accrued expenses		112,115	96,495
Deferred revenue	17	153,417	153,101
Obligation under finance lease	18	101	—
Current income tax liabilities		89,662	77,089
Dividend payable		121	121

Total current liabilities		425,654	328,542

Total liabilities		733,017	664,675

Total equity and liabilities		5,540,005	5,091,212

Net current assets		2,049,860	1,770,916

Total assets less current liabilities		5,114,351	4,762,670

The notes on pages 72 to 139 are an integral part of these consolidated financial statements.

BALANCE SHEET

		As at 31 December
	Note	2007 HK$’000	2006 HK$’000
ASSETS
Non-current assets
Investments in subsidiaries	9	431,143	429,054
Capital contribution to Share Award Trust	9	6,000	—

Total non-current assets		437,143	429,054

Current assets
Amount due from a subsidiary		20,702	9,971
Other receivables, deposits and prepayments		2,280	2,126

Total current assets		22,982	12,097

Total assets		460,125	441,151

EQUITY
Capital and reserves attributable to the Company’s equity holders
Ordinary shares	15	39,120	39,027
Reserves
– Retained earnings		6,025	3,964
– Proposed final dividend	28	121,271	105,372
– Other reserves		288,737	289,295

Total equity		455,153	437,658

LIABILITIES
Current liabilities
Other payables and accrued expenses		4,605	3,420
Current income tax liabilities		367	73

Total liabilities		4,972	3,493

Total equity and liabilities		460,125	441,151

The notes on pages 72 to 139 are an integral part of this financial statement.

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Note	2007 HK$’000	2006 HK$’000
Sales	5	939,273	929,902
Cost of services	21	(403,067)	(410,640)

Gross profit		536,206	519,262
Other gains – net	20	109,456	92,793
Administrative expenses	21	(77,671)	(94,585)

Operating profit		567,991	517,470
Finance costs	23	(45)	(152)
Share of losses of associates		(11,078)	(8,391)

Profit before income tax		556,868	508,927
Income tax expense	24	(53,953)	(55,522)

Profit for the year		502,915	453,405

Attributable to:
– equity holders of the Company		503,397	454,009
– minority interests		(482)	(604)

		502,915	453,405

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in HK$ per share)
– basic	27	1.29	1.16

– diluted	27	1.29	1.16

Dividends	28	152,566	136,593

The notes on pages 72 to 139 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Attributable to equity holders of the Company
	Note		Share capital HK$’000	Share premium HK$’000	Shares Held under Share Award Scheme HK$’000	Share- based Payment Reserve HK$’000	Retained earnings HK$’000	Total HK$’000	Minority Interests HK$’000	Total HK$’000
Balance at 1 January 2006			39,027	4,614	—	—	4,060,547	4,104,188	5,537	4,109,725
Profit for the year			—	—	—	—	454,009	454,009	(604)	453,405
Final dividend relating to 2005			—	—	—	—	(105,372)	(105,372)	—	(105,372)
Interim dividend relating to 2006	28		—	—	—	—	(31,221)	(31,221)	—	(31,221)

			—	—	—	—	317,416	317,416	(604)	316,812

Balance at 31 December 2006			39,027	4,614	—	—	4,377,963	4,421,604	4,933	4,426,537

Balance at 1 January 2007
as per above			39,027	4,614	—	—	4,377,963	4,421,604	4,933	4,426,537
Profit for the year			—	—	—	—	503,397	503,397	(482)	502,915
Acquisition of a subsidiary	30	(a)	—	—	—	—	—	—	3,000	3,000
Acquisition of additional interest in a subsidiary	30	(b)	—	—	—	—	—	—	(3,310)	(3,310)
Proceeds from shares issued:
– Employees share option scheme			93	13,252	—	—	—	13,345	—	13,345
Shares held under Shares
Award Scheme			—	—	(686)	—	—	(686)	—	(686)
Share-based payment			—	—	—	2,089	—	2,089	—	2,089
Final dividend relating to 2006	28		—	—	—	—	(105,607)	(105,607)	—	(105,607)
Interim dividend relating to 2007	28		—	—	—	—	(31,295)	(31,295)	—	(31,295)

			93	13,252	(686)	2,089	366,495	381,243	(792)	380,451

Balance at 31 December 2007			39,120	17,866	(686)	2,089	4,744,458	4,802,847	4,141	4,806,988

The notes on pages 72 to 139 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December
	Note	2007 HK$’000	2006 HK$’000
Cash flows from operating activities:
Cash flow from the operations	29	681,555	752,062
– Hong Kong Profits Tax paid		(33,267)	(40,260)
– Overseas tax paid		(10,849)	(13,268)

Cash flows from operating activities - net		637,439	698,534

Cash flows used in investing activities:
– Purchase of property, plant and equipment		(261,286)	(306,736)
– Purchase of intangible assets		(291)	(97)
– Acquisition of a subsidiary, net of cash acquired	30	(43,490)	—
– Interest received		100,672	88,747
– Proceeds from disposal of property, plant and equipment		215	76

Cash flows used in investing activities – net		(204,180)	(218,010)

Cash flows used in financing activities:
– Proceeds from issue of shares under employee share option scheme		13,345	—
– Purchases of shares under share award scheme		(686)	—
– Repayment of obligations under finance lease		(34)	—
– Interest paid		(6)	—
– Dividends paid	28	(136,902)	(136,593)

Cash flows used in financing activities – net		(124,283)	(136,593)

Net increase in cash and cash equivalents		308,976	343,931
Cash and cash equivalents at beginning of the year		1,979,457	1,635,526

Cash and cash equivalents at end of the year, representing bank balances and cash	14	2,288,433	1,979,457

The notes on pages 72 to 139 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

Asia Satellite Telecommunications Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) are engaged in the provision of transponder capacity.

The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company’s shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the “Stock Exchange”).

These consolidated financial statements have been approved for issue by the Board of Directors on 12 March 2008 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter JACKSON (Director).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	BASIS OF PREPARATION (CONTINUED)

New standards and amendments to published standards

The following new standards, amendments to standards and interpretations are mandatory for the financial year ended 31 December 2007:

•	HK(IFRIC) – Int 7, ‘Applying the Restatement Approach under IFRS/HKFRS 29’, effective for annual periods beginning on or after 1 March 2006. This interpretation is not relevant for the Group;

•

HK(IFRIC) – Int 8, ‘Scope of IFRS/HKFRS 2’, effective for annual periods beginning on or after 1 May 2006. The Group has adopted this interpretation and had no material impact on the Group’s result of operations and financial position for the current and prior years. Accordingly, no prior year adjustment has been recognised;

•	HK(IFRIC) – Int 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after 1 June 2006. This interpretation is not relevant for the Group;

•

HK(IFRIC) – Int 10, ‘Interim Financial Reporting and Impairment’, effective for annual periods beginning on or after 1 June 2006. The Group has adopted this interpretation and has not reversed any impairment loss recognised in a previous interim period in respect of the goodwill or an investment in either an equity instrument or a financial asset carried at cost;

•

HKFRS 7, ‘Financial Instruments: Disclosures’, effective for annual periods beginning on or after 1 January 2007. The Group has applied this new reporting standard and the financial statements include expanded disclosures about the significance of the Group’s financial statements and the nature and extent of risks arising from these instruments in addition to that previously required by HKAS32, ‘Financial Instruments – Disclosures and Presentation’. The adoption of this standard had no material effect on the results of the operations and financial position of the Group for the current and prior years;

•	HKAS 1, ‘Amendments to capital disclosures’, effective for annual periods beginning on or after 1 January 2007. This amendment has been adopted by the Group; and

•	Amendment to HKAS 19, ‘Actuarial gains and losses, group plans and disclosures’, effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	BASIS OF PREPARATION (CONTINUED)

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

•	HKAS 23 (Revised), ‘Borrowing Costs’, effective for annual periods beginning on or after 1 January 2009;

•	HKFRS 8, ‘Operating Segments’, effective for annual periods beginning on or after 1 January 2009;

•	HK(IFRIC) – Int 11, ‘HKFRS 2 – Group and Treasury Share Transactions’, effective for annual periods beginning on or after 1 March 2007;

•	HK(IFRIC) – Int 12, ‘Service Concession Arrangement’, effective for annual periods beginning on or after 1 January 2008;

•	HK(IFRIC) – Int 13, ‘Customer Loyalty Programmes’, effective for annual periods beginning on or after 1 July 2008; and

•	HK(IFRIC) – Int 14, ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, effective for annual periods beginning on or after 1 January 2008.

The Group is in the process of assessing the impact of these standards or interpretations and does not expect there will be material impact on the financial statements of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries up to 31 December.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	CONSOLIDATION (CONTINUED)

(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2.3	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group does not have any unallocated corporate expenditure to be charged to the business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	FOREIGN CURRENCY TRANSLATION

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Satellite under construction includes the manufacturing costs, launch costs and any other relevant direct costs when billed or incurred. When the satellite is subsequently put into service, the expenditure is transferred to satellite in operation and depreciation will commence.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

Satellites:
– AsiaSat 2	8%
– AsiaSat 3S	6.25%
– AsiaSat 4	6.67%
Buildings	4%
Tracking facilities	10%–20%
Furniture, fixtures and fittings	20%–33%
Office equipment	25%–33%
Motor vehicles	25%
Teleport and Hub Equipment	10%–50%
Plant and machinery	20%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets under finance leases are depreciated over the shorter of their expected useful lives or the term of the leases.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at Each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, the amounts Included in other reserves are transferred to retained earnings.

2.6	INTANGIBLE ASSETS – LICENCES

Licences are carried at historical cost. Licences that have finite useful lives are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life of approximately 10 years. Licences that do not have a finite useful life are tested annually for impairment.

2.7	IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation, are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. There coverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	GOODWILL

Goodwill represents the excess of the cost of an investment over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries and associates at the date of investment.

Goodwill on acquisitions of subsidiaries is included in the intangible assets. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment loss on goodwill will not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2.9	INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined Using the first-in, first-out (FIFO) method and comprises all costs of purchase and other Costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.10	TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognized in the income statement within administrative expenses.

2.11	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in Equity as a deduction, net of tax, from the proceeds.

2.13	BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, Issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

2.14	DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities sand their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability issettled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	EMPLOYEE BENEFITS

(a)	Pension obligations

The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)	Share-based compensation

The Group operates 2 types of equity-settled, share-based compensation plans namely share option scheme and share award scheme.

The Group grants the share options to the employees (and including directors) to acquire shares of the Company at specific exercise prices under share options schemes. The fair value of the employee services received in exchange for the grant of the options under the share option scheme is recognised as an expense, with a corresponding increase in share-based payment reserve. The total amount to be expensed on the straight line basis over the vesting period is determined by reference to the fair value of the options granted on the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to be come exercisable. As at 31 December 2007, there are no options outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	EMPLOYEE BENEFITS (CONTINUED)

(b)	Share-based compensation (continued)

The Group grants shares of the Company to employees under the share award scheme. The awarded shares are purchased from the open market and the cost of share purchased is recognised in equity as treasury stock. The fair value of the employee services received in exchange for the grant of the awarded shares under the share award scheme is recognized as an expense, with a corresponding increase in share-based payment reserve. The total amount to be expensed on a straight line basis over the vesting period is determined by reference to the fair value of the awarded shares on the grant date.

At each balance sheet date, the entity revises its estimates of the number of share option and awarded shares that are expected to be come exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to share-based payment reserve over the remaining vesting period.

(c)	Performance-based bonus

The expected cost of performance-based bonus are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for performance-based bonus are expected to be settled within 12 months And are measured at the amounts expected to be paid when they are settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.16	PROVISIONS

Provisions for environmental restoration, asset retirement obligations, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions for future operating losses are not recognised.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to anyone item.

Included in the same class of obligations may be small.

2.17	REVENUE RECOGNITION

Revenue from transponder utilisation is recognised on a straight-line basis over the period of the agreements. The excess of revenue recognized on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

Broadband access revenue is recognised upon the broadband access services are rendered.

Sale of broadband services equipment is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when goods are delivered to customers and title is passed.

Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17	REVENUE RECOGNITION (CONTINUED)

Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognized after one year are classified as non-current.

Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

2.18	LEASES (AS THE LESSEE)

(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership to the lessee.

Assets held under finance leases are recognised as assets of the Group at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as finance lease obligation. Finance charges, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

2.19	DIVIDEND DISTRIBUTION

Dividend distribution to the Company’s equity holders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s equity holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT

3.1	FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk and cash flow interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Foreign exchange risk

During the year, almost all of the Group’s revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group’s remaining expenses were primarily denominated in Hong Kong Dollars. At 31 December 2007 almost all the Group’s transponder utilisation agreements, transponder purchase agreement, obligations to purchase telemetry, tracking and control equipment were denominated in U.S. Dollars. Hence, the Group does not have any significant currency exposure and does not need to hedge. The details of sensitivity analysis are set out in note 31(d).

(b)	Credit risk

The Group has no significant concentrations of credit risk. The Group maintains provision for impairment of receivables and for estimated losses that result from the inability of its customers to make the required payments. The Group bases its provision on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. The Group’s evaluation also includes the length of time the receivables are past due and the general business environment. The details of analysis are set out in note12 and note 31(a).

(c)	Cash flow interest-rate risk

The Group has no significant interest-bearing assets or liabilities, however, the Group earns interest income from short term bank deposits which are affected by the changes in market interest rates. The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms. The details of sensitivity analysis are set out in note 31(c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reason able under the circumstances.

4.1	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. The recoverable amounts of cash- generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.1	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (CONTINUED)

(c)	Useful lives of in-orbit satellites

The Group’s operations are capital intensive and it has significant investments in satellites. The carrying value of the Group’s in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 35% of its total assets as of 31 December 2007 (2006:42%). The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group’s estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group’s net income in future periods would be affected.

(d)	Realisability of the carrying amounts of long-lived assets

The Group is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Group should estimate the recoverable amount of the long-lived assets. An impairment loss is recognised for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to a rise from the continuing use of long-lived assets and cash a rising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilisation agreements (“Existing Agreements”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.1	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (CONTINUED)

(d)	Realisability of the carrying amounts of long-lived assets (continued)

Modifications to the terms of the Existing Agreements that result in shorter utilisation periods than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amount (if the discount rate used is not changed); which may, in turn, result in a situation where in there cover able amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognised).

(e)	Provision for impairment of receivables

The issue is covered under credit risk in note 3.1(b) above.

(f)	Indian tax

The issue of Indian tax is covered under Contingencies in note 32.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SALES AND SEGMENT INFORMATION

(A)	SALES:

The Group’s sales is analysed as follows:

	2007 HK$’000	2006 HK$’000
Income from provision of satellite transponder capacity
– recurring	859,542	850,425
– non-recurring	11,700	49,911
Sales of satellite transponder capacity	24,491	24,491
Income from provision of broadband access service and sale of equipment	38,225	—
Other revenue	5,315	5,075

	939,273	929,902

(B)	SEGMENT INFORMATION:

(i)	Business segments

For the year ended 31December 2006, the Group had one business segment which was the provision of satellite telecommunication systems for broad casting and telecommunication. The Group has chosen geographical segment as the primary reporting format under HKAS14”SegmentReporting”.

During the year, the Group acquired a subsidiary which is primarily engaged in the provision of broadband access services. Accordingly, the Group has changed the primary reporting segments and selected business segment as the primary report format to align with its internal reporting structure.

The Group has created the following two business segments:

•	the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications; and

•	provision of broadband access services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SALES AND SEGMENT INFORMATION (CONTINUED)

(B)	SEGMENT INFORMATION (CONTINUED):

(i)	Business segments (continued)

The segment results for the year ended 31 December are as follows:

	2007	2007	2007	2007
	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	Broadband access services HK$’000	Intersegment elimination HK$’000	Consolidated HK$’000
Sales from external customers	895,733	38,225	—	933,958
Inter-segment sales	16,388	—	(16,388)	—
Other revenue	5,315	—	—	5,315

Total	917,436	38,225	(16,388)	939,273

Segment results	564,301	3,690	—	567,991
Finance costs	(89)	44	—	(45)
Share of losses of associates	(11,078)	—	—	(11,078)

Profit before income tax	553,134	3,734	—	556,868
Income tax expenses	(53,953)	—	—	(53,953)

Profit for the year	499,181	3,734	—	502,915

Attributable to:
– equity holders of the Company	499,974	3,423	—	503,397
– minority interests	(793)	311	—	(482)

	499,181	3,734	—	502,915

Assets	5,494,124	45,881	—	5,540,005

Liabilities	701,588	31,429	—	733,017

Capital Expenditure	326,716	3,070	—	329,786

Depreciation and amortisation	297,174	2,039	—	299,213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SALES AND SEGMENT INFORMATION (CONTINUED)

(B)	SEGMENT INFORMATION (CONTINUED):

(i)	Business segments (continued)

	2006	2006	2006	2006
	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	Broadband access services HK$’000	Intersegment elimination HK$’000	Consolidated HK$’000

Sales from external customers	924,827	—	—	924,827
Other revenue	5,075	—	—	5,075

Total	929,902	—	—	929,902

Segment results	517,470	—	—	517,470
Finance costs	(152)	—	—	(152)
Share of losses of associates	(8,391)	—	—	(8,391)

Profit before income tax	508,927	—	—	508,927
Income tax expenses	(55,522)	—	—	(55,522)

Profit for the year	453,405	—	—	453,405

Attributable to:
– equity holders of the Company	454,009	—	—	454,009
– minority interests	(604)	—	—	(604)

	453,405	—	—	453,405

Assets	5,091,212	—	—	5,091,212

Liabilities	664,675	—	—	664,675

Capital Expenditure	307,540	—	—	307,540

Depreciation and amortisation	297,758	—	—	297,758

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SALES AND SEGMENT INFORMATION (CONTINUED)

(B)	SEGMENT INFORMATION (CONTINUED):

(ii)	Geographical segments

For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical are as and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

	2007 HK$’000	2006 HK$’000

Hong Kong	323,299	341,567
Greater China, including Taiwan	173,940	194,831
United States of America	66,523	79,813
United Kingdom	50,488	53,211
Australia	48,182	37,317
Others	276,841	223,163

Total	939,273	929,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	LEASEHOLD LAND AND LAND USE RIGHTS – GROUP

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2007 HK$’000	2006 HK$’000
In Hong Kong held on:
Leases of between 10 to 50 years	23,032	23,616

Total	23,032	23,616

	2007 HK$’000	2006 HK$’000
Opening	23,616	24,199
Amortisation of prepaid operating lease payment	(584)	(583)

Closing	23,032	23,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY, PLANT AND EQUIPMENT – GROUP

	Satellites and tracking facilities			Furniture, fixtures and fittings HK$’000	Office equipment HK$’000	Motor vehicles HK$’000	Teleport and hub equipment HK$’000	Plant and equipment HK$’000	Total HK$’000
	In Operation HK$’000	Under construction HK$’000	Buildings HK$’000
At 1 January 2006
Cost	4,253,504	405	117,998	11,142	8,928	4,137	—	2,371	4,398,485
Accumulated depreciation	(1,753,540)	—	(9,825)	(3,795)	(6,532)	(2,023)	—	(1,859)	(1,777,574)

Net book amount	2,499,964	405	108,173	7,347	2,396	2,114	—	512	2,620,911

Year ended 31 December 2006
Opening net book amount	2,499,964	405	108,173	7,347	2,396	2,114	—	512	2,620,911
Additions	6,332	297,537	81	1,747	728	1,111	—	4	307,540
Transfer	—	(538)	538	—	—	—	—	—	—
Disposals (note 29)	—	—	—	(5)	—	—	—	(1)	(6)
Depreciation	(286,448)	—	(4,743)	(3,951)	(1,196)	(1,077)	—	(183)	(297,598)

Closing net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847

At 31 December 2006
Cost	4,259,836	297,404	118,617	12,879	9,198	4,806	—	2,372	4,705,112
Accumulated depreciation	(2,039,988)	—	(14,568)	(7,741)	(7,270)	(2,658)	—	(2,040)	(2,074,265)

Net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847

Year ended 31 December 2007
Opening net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	—	332	2,630,847
Acquisition of a subsidiary	—	—	—	330	304	210	15,528	—	16,372
Additions	1,570	323,825	8	115	248	976	3,035	9	329,786
Disposals (note 29)	—	—	—	—	—	—	—	(2)	(2)
Depreciation	(286,581)	—	(4,745)	(3,057)	(1,139)	(1,168)	(2,191)	(171)	(299,052)

Closing net book amount	1,934,837	621,229	99,312	2,526	1,341	2,166	16,372	168	2,677,951

At 31 December 2007
Cost	4,261,407	621,229	118,624	13,324	9,750	5,992	18,563	2,375	5,051,264
Accumulated depreciation	(2,326,570)	—	(19,312)	(10,798)	(8,409)	(3,826)	(2,191)	(2,207)	(2,373,313)

Net book amount	1,934,837	621,229	99,312	2,526	1,341	2,166	16,372	168	2,677,951

At 31 December 2007, the carrying amount of the Group’s office equipment and motor vehicles Held under finance leases were HK$211,000 (2006: Nil).

Depreciation expense of HK$299,052,000 (2006: HK$297,598,000) has been expensed in cost of services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INTANGIBLE ASSETS – GROUP

	Licences HK$’000	Goodwill HK$’000	Total HK$’000
At 1 January 2006 and 31 December 2006
Cost	1,597	—	1,597
Accumulated amortisation and impairment	(321)	—	(321)

Net book amount	1,276	—	1,276

Year ended 31 December 2007
Opening net book amount	1,276	—	1,276
Addition	292	—	292
Acquisition of a subsidiary (note 30 (a) and note 30 (b))	—	38,675	38,675
Amortisation expense (a) (note 29)	(161)	—	(161)

Closing net book amount	1,407	38,675	40,082

At 31 December 2007
Cost	1,889	38,675	40,564
Accumulated amortisation and impairment	(482)	—	(482)

Net book amount	1,407	38,675	40,082

Notes:

(a) Amortisation expense of HK$161,000 (2006: HK$161,000) is included in the administrative

(b) Expenses in the consolidated income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INTANGIBLE ASSETS – GROUP (CONTINUED)

IMPAIRMENT TEST OF GOODWILL

Goodwill is wholly related to the Group’s cash generating unit (“CGU”) as provision of broadband access services. In accordance with HKAS 36 “Impairment of Assets”, the impairment test for goodwill was carried out by comparing the recoverable amounts to the carrying amounts as at the balance sheet date. There coverable amount of a CGU is determined based on value- in-use calculations. These calculations use pre-tax free cash flow projection based on the financial budget of five years approved by the management and extrapolated perpetually with an estimated general growth of 3%. The discount rate used is 15%. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount.

9.	INVESTMENTS IN SUBSIDIARIES

Investments in subsidiaries

	Company
	2007 HK$’000	2006 HK$’000
Unlisted shares in subsidiaries, at cost	431,143	429,054
Capital contribution to Share Award Trust (Note B)	6,000	—

	437,143	429,054

The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganisation in 1996.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

(A) PARTICULARS OF SUBSIDIARIES

The following is the list of the principal subsidiaries and a controlled partnership at 31 December 2007:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share capital and debt securities	Interest held
AsiaSat BVI Limited#	British Virgin Islands, limited liability company	Investment holding in Hong Kong	3,000 ordinary shares of US$1 each	100%

Asia Satellite Telecommunications Company Limited	Hong Kong, limited liability company	Provision of satellite transponder capacity worldwide	30,000 ordinary shares and 20,000 non-voting deferred shares of HK$10 each	100%

Skywave TV Company Limited (formerly known as Auspicious City Limited)	Hong Kong, limited liability company	Provision of DTH broadcasting services in Hong Kong and Mainland China	3,000,002 ordinary shares of HK$10 each	80%

Auspicious Colour Limited	Hong Kong, limited liability company	License holding	1 ordinary share of HK$1each	100%

SpeedCast Holdings Limited	Cayman Islands, limited liability company	Investment holding	25,524,026 ordinary shares of US$0.0001 each	100%

SpeedCast Limited	Hong Kong, limited liability company	Provision of broadband business	10,000,000 ordinary shares of HK$0.01each	100%

#	Shares held directly by the Company.

The Group has increased the share holding in SpeedCast Holdings Limited to 100% during the year. Please refer to the details described in note 30 in the report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

(B)	CONTROLLED SPECIAL PURPOSE ENTITY

The Company has set up a trust, Asia Satellite Share Award Trust (the “Trust”), for the purpose of administering the Share Award Scheme established by the Company during the year. In accordance with the HK(SIC), Int 12, the Company is required to consolidate the Trust as the Company has the power to govern the financial and operating policies of the Trust and can derive benefits from the contributions of employees who have been awarded the Awarded Shares through their employment with the Group.

Special purpose entity	Place of incorporation	Principal activities
Asia Satellite Share Award Trust	Jersey, Channel Islands	Administering and holding the Company’s shares for the Share Award Scheme for the benefit of eligible employees

As at 31 December 2007, the Group has contributed HK$6,000,000 (2006: Nil) to the Trust and the amount was recorded as “Capital Contribution to Share Award Trust” in the Company’s balance sheet.

10.	INTERESTS IN ASSOCIATES – GROUP

	2007 HK$’000	2006 HK$’000
Beginning of the year	10,057	14,294
Share of associates’ losses	(11,078)	(8,391)
Additions	1,462	4,154
Reclassification of an associate to a subsidiary	(441)	—

End of the year	—	10,057

In year 2007, the Group made a provision for impairment loss in the interests in an associate for approximately HK$8,500,000 after considering its performance and long-term business outlook. The amount was reflected in the share of associates’ losses.

Interests in associates at 31 December 2006 included goodwill of HK$441,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	INTERESTS IN ASSOCIATES – GROUP (CONTINUED)

The Group’s interest in its principal associates, all of which are unlisted, were as follows:

Name	Particulars of issued shares held	Country of incorporation	Assets HK$’000	Liabilities HK$’000	Revenues HK$’000	Profit/(loss) HK$’000	Interest held
2006
Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	25,829	26,406	9,235	(17,124)	49%
SpeedCast Holdings Limited	Ordinary shares of US$0.0001 each	Cayman Islands	46,441	27,167	111,889	5,228	47%
SpeedCast Limited (note a)	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47%

			72,270	53,573	121,124	(11,896)

2007
Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	34,361	28,000	4,540	(5,887)	49%
SpeedCast Holdings Limited (Note a & b)	Ordinary shares of US$0.0001 each	Cayman Islands	N/A	N/A	66,784	(8,557)	47%
SpeedCast Limited (Note a)	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47%

			34,361	28,000	71,324	(14,444)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	INTERESTS IN ASSOCIATES – GROUP (CONTINUED)

As SpeedCast Limited was still an associate in the year, the Group has not recognised loss amounting to HK$4,053,000 (2006: profit of HK$2,473,000) for SpeedCast Holdings Limited as the Group’s share of loss exceeds its interest in SpeedCast. The accumulated losses not recognised were HK$13,614,000 (2006: HK$9,561,000).

Notes:

(a)	SpeedCast Limited is the wholly owned subsidiary of, and is consolidated into, SpeedCast Holdings Limited. Accordingly, assets, liabilities revenues, profit/(loss) are not separately disclosed.

(b)	The Group has acquired the remaining outstanding interests in SpeedCast Holdings Limited during the year and became a wholly owned subsidiary. The amount shown in respect of revenue and loss were related to the period that SpeedCast was an associate.

11.	AMOUNT PAID TO TAX AUTHORITY – GROUP

At the balance sheet date, an amount of approximately HK$167,291,000 (2006: HK$154,911,000) had been paid to the Government of India. For details, please refer to note 32.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES – GROUP

	2007 HK$’000	2006 HK$’000
Trade receivables	106,675	81,888
Trade receivables from related parties (note 35)	—	10,660
Less: provision for impairment of receivables	(19,115)	(22,462)

Trade receivables – net	87,560	70,086
Receivables from related parties (note 35)	34,693	14,629
Other receivables	37,203	14,068
Deposits and prepayments	23,975	20,864

	183,431	119,647

The Group bills its trade customers quarterly in advance in accordance with its agreements.

The aged analysis of trade receivables is stated as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	40,555	33,372
31 to 60 days	16,454	15,967
61 to 90 days	12,867	19,936
91 to 180 days	19,892	9,452
181 days or above	16,907	13,821

	106,675	92,548

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers that are internationally dispersed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES – GROUP (CONTINUED)

As of 31 December 2007, trade receivables of HK$19,115,000 (2006: HK$22,462,000) were impaired and fully provided. The impaired receivables mainly relate to customers’ failure to make payment for more than six months. The ageing of these receivables is as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	1,643	4,043
31 to 60 days	116	—
61 to 90 days	1,038	4,219
91 to 180 days	3,196	1,568
181 days or above	13,122	12,632

	19,115	22,462

Movements on the provision for impairment of trade receivables are as follows:

	2007 HK$’000	2006 HK$’000
At 1 January	22,462	30,930
Provision for impairment of receivables (from an acquired subsidiary)	8,705	—
Amount written off	(4,339)	—
Write back of provision for impairment	(7,713)	(8,468)

At 31 December	19,115	22,462

The creation and release of provision for impaired receivables have been included in administrative expenses in the consolidated income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES – GROUP (CONTINUED)

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2007 HK$’000	2006 HK$’000
0 to 30 days	38,912	29,329
31 to 60 days	16,338	15,967
61 to 90 days	11,829	15,717
91 to 180 days	16,696	7,884
181 days or above	3,785	1,189

	87,560	70,086

Trade receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances as security.

13.	INVENTORIES – GROUP

	2007 HK$’000	2006 HK$’000
Merchandise	3,650	354

The cost of inventories recognised as expense and included in cost of services amounted to HK$1,717,000 (2006: HK$87,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	CASH AND CASH EQUIVALENTS – GROUP

	2007 HK$’000	2006 HK$’000
Cash at bank and in hand	24,902	4,506
Short-term bank deposits	2,263,531	1,974,951

	2,288,433	1,979,457

The effective interest rate on short-term bank deposits was 5.2% (2006: 4.9%); these deposits have an average maturity of 46 days (2006: 21 days).

Cash includes the following for the purposes of the cash flow statement:

	2007 HK$’000	2006 HK$’000
Cash and cash equivalents	2,288,433	1,979,457

15.	SHARE CAPITAL

	Number of shares (thousands)	Ordinary shares HK$’000	Total HK$’000
At 31 December 2006	390,266	39,027	39,027

At 1 January 2007	390,266	39,027	39,027
Proceeds from shares issued:
– Employees share option scheme	930	93	93

At 31 December 2007	391,196	39,120	39,120

The total authorised number of ordinary shares is 550,000,000 shares (2006: 550,000,000 shares) with a par value of HK$0.10 per share (2006: HK$0.10 per share). All issued shares were fully paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL

(A)	SHARE OPTION SCHEME

Scheme adopted on 25 January 2002

A share option scheme (the “2002 Scheme”) was adopted pursuant to a resolution passed on 25 January 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company’s businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on 24 January 2012.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the employees, including Directors, of the Company or any company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company, to subscribe for shares in the Company. Options granted to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is also the grantee).

No options have been granted during 2003 and onwards. At 31 December 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme, being 39,026,550 shares, without prior approval from the Company’s shareholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL (CONTINUED)

(A)	SHARE OPTION SCHEME (CONTINUED)

Scheme adopted on 25 January 2002 (continued)

The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company’s shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company’s issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company’s shareholders.

Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors and will not be less than the higher of the closing price of the Company’s shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

The financial impact of share options granted is not recorded in the Company’s or the Group’s balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL (CONTINUED)

(A)	SHARE OPTION SCHEME (CONTINUED)

Scheme adopted on 25 January 2002 (continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Option A:	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	17.48	—	17.48	1,634,000
Lapsed	17.48	—	17.48	(1,634,000)

At 31 December	17.48	—	17.48	—

Option B:	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	17.48	1,630,000	17.48	1,655,000
Lapsed/Cancelled	17.48	(1,630,000)	17.48	(25,000)

At 31 December	17.48	—	17.48	1,630,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL (CONTINUED)

(A)	SHARE OPTION SCHEME (CONTINUED)

Scheme adopted on 25 January 2002 (continued)

Option C:	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	14.35	3,211,500	14.35	3,311,500
Exercised	14.35	(930,000)	—	—
Lapsed/ Cancelled	14.35	(2,281,500)	14.35	(100,000)

At 31 December	14.35	—	14.35	3,211,500

The total number of outstanding share options was nil at 31 December 2007 (2006: 4,841,500 options). The details of share options are shown as follows:

	2007		2006
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
Option B	17.48	—	17.48	1,630,000
Option C	14.35	—	14.35	3,211,500

Total		—		4,841,500

Details of specific categories of options are as follows:

Option type	Date of grant	Vesting period	Exercise period	Exercise price HK$
Option A	4 February 2002	—	4 February 2002 – 25 November 2006	17.48
Option B	4 February 2002	4 February 2002 – 30 September 2002	1 October 2002 – 30 September 2009	17.48
Option C	4 February 2002	4 February 2002 – 3 February 2004	4 February 2004 – 3 February 2012	14.35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL (CONTINUED)

(B)	SHARE AWARD SCHEME

Scheme adopted on 22 August 2007

On 22 August 2007, the Board approved the establishment of a Share Award Scheme (“Scheme”) with the objective to enhance the competitiveness of the Group in attracting and retaining the best senior staff for the development of the Group’s business. Under the Scheme, award shares of the Company (“Award Shares”) will be granted to the eligible employees of the Company or any one of its subsidiaries.

Pursuant to the rules of the Scheme, the Company has set up a Trust for the purpose of administering the Scheme and holding the Award Shares before they vest. The Company pays cash to the Trustee from time to time for the purchase of Award Shares.

Subject to the rules of the Scheme, the Board shall determine from time to time the dates on which the Award Shares for each Grant are to vest in the relevant eligible employees, and initially the Board determines that the Award Shares shall generally vest over a five year period in tranches of 25% each on every anniversary date of the Grant date starting from the second anniversary date until the fifth anniversary date.

During the year, a total of 821,584 shares has been awarded to executive directors and employees at no consideration. The Trustee has acquired 46,000 shares at a total cost (including related transaction costs) of HK$686,000 during the year. No shares were vested during the year.

	2007
	Average fair value per share	Number of Award Shares
At 1 January		—
Awarded	15.00	821,584

At 31 December	15.00	821,584

Out of a total of 821,584 Award Shares, 188,756 shares were awarded to the executive directors.

The remaining vesting periods of the Award Shares outstanding as at 31 December 2007 are between 0.5 year to 4.5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SHARE CAPITAL (CONTINUED)

(C)	MAJOR SHAREHOLDERS

On 13 February 2007, AsiaCo Acquisition Limited (“AsiaCo”) put forward a share offer to privatise the Company by way of a scheme of arrangement under Section 99 of the Companies Act, and an option offer to purchase the outstanding share options in the Company. It was proposed that upon completion of the scheme, the Company would become wholly-owned by AsiaCo Acquisition Limited and Bowenvale Limited and indirectly owned by CITIC Group and General Electric Capital Corporation (GE).

On 29 March 2007, General Electric Company (GE) became a major shareholder in the Company holding approximately 34.03% of the issued share capital of the Company subsequent to transfer of shares between GE and SES S.A., a shareholder of Bowenvale Limited (“Exchange Transaction”).

On 23 April 2007, the United States Department of State did not grant the approval necessary to implement the proposed privatisation of the Company. The proceeding of privatisation without obtaining the authorisation from the US Department of State would result in the Company being deemed to be in breach of important US Department of State approvals previously granted to the Company in relation to its business. CITIC and GE have therefore decided to discontinue the scheme.

The completion of the Exchange Transaction on 29 March 2007 resulted in the formation |of a new concert group thereby triggering an obligation to launch unconditional Mandatory General Offers (“MGO”). The MGO for all shares and ADSs and outstanding options of the Company was launched on 25 May 2007.

On 26 June 2007, the MGO was concluded with 930,000 share options exercised and 3,911,500 share options cancelled. All the share options issued under Share Options Scheme adopted on 25 January 2002 were exercised, cancelled or lapsed following the completion of MGO. Accordingly, there were no more outstanding share option balances on 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	OTHER RESERVES

	Share Premium HK$’000	Share-based Payment Reserve HK$’000	Shares held under Share Award Scheme HK$’000	Total HK$’000
At 1 January 2006 and 31 December 2006	4,614	—	—	4,614

At 1 January 2007	4,614	—	—	4,614
Proceeds from share issues:
– Employees share option scheme	13,252	—	—	13,252
Share-based payment	—	2,089	—	2,089
Purchase of shares under
Share Award Scheme	—	—	(686)	(686)

At 31 December 2007	17,866	2,089	(686)	19,269

17.	DEFERRED REVENUE – GROUP

	2007 HK$’000	2006 HK$’000
The maturity of deferred revenue is as follows:
Within one year	153,417	153,101
More than one year but not exceeding five years	118,211	142,624

	271,628	295,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	OBLIGATIONS UNDER FINANCE LEASES

At 31 December 2007, a subsidiary acquired during the year had obligations under a finance lease repayable as follows:

	Minimum lease payment		Present value of minimum lease payments
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Within one year	117	—	101	—
In the second to fifth years inclusive	119	—	104	—

	236	—	205	—
Less: future finance charges	(31)	—	—	—

Present value of lease obligations	205	—	205	—

Finance lease obligations are denominated in Hong Kong dollar.

19.	DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	Group
	2007 HK$’000	2006 HK$’000
Deferred tax assets	—	—
Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	189,048	191,739

	189,048	191,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	DEFERRED INCOME TAX (CONTINUED)

The gross movement on the deferred income tax account is as follows:

	Group
	2007 HK$’000	2006 HK$’000
Beginning of the year	191,739	192,654
Recognised in the consolidated income statement (note 24)	(2,691)	(915)

End of the year	189,048	191,739

The movement in deferred tax liabilities/(assets) during the year was as follows:

Deferred tax liabilities/(assets):

	Group
	Accelerated tax depreciation HK$’000	Others HK$’000	Total HK$’000
At 1 January 2006	193,295	(641)	192,654
(Recognised in)/charged to the consolidated income statement	(1,556)	641	(915)

At 31 December 2006	191,739	—	191,739
Recognised in the consolidated income statement	(2,691)	—	(2,691)

At 31 December 2007	189,048	—	189,048

Deferred income tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets of HK$23,641,000 (2006: Nil) in respect of losses amounting to HK$135,093,000 (2006: Nil), in respect of its newly acquired subsidiary, that can be carried forward against future taxable income. These losses do not expire under the current tax legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	OTHER GAINS – NET

	2007 HK$’000	2006 HK$’000
Interest income	109,204	92,710
Gain on disposals of property, plant and equipment other than transponders	213	70
Others	39	13

	109,456	92,793

21.	EXPENSES BY NATURE

Expenses included in cost of services and administrative expenses are analysed as follows:

	2007 HK$’000	2006 HK$’000
Auditors’ remuneration	1,747	1,775
Bad debts written off	545	11,997
Write back of provision for impairment	(7,713)	(8,468)
Depreciation and amortisation expenses (notes 7 and 8)	299,213	297,758
Employee benefit expense (note 22)	83,902	87,555
Operating leases
– premises	5,094	4,383
– leasehold land & land use rights	584	583
Net exchange (gain)/loss	(3,261)	404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EMPLOYEE BENEFIT EXPENSE

	2007 HK$’000	2006 HK$’000
Salary and other benefits, including directors’ remuneration	78,926	82,930
Pension costs – defined contribution plans	4,976	4,625

Total staff costs	83,902	87,555

	2007	2006
Number of employees	142	102

(A)	PENSIONS – DEFINED CONTRIBUTION PLANS

Forfeited contributions totaling HK$118,000 (2006: HK$268,000) were fully utilised during the year. The balance of forfeited contributions, amounting to HK$74,000 as at 31 December 2006 was fully utilised during the year.

No contribution (2006: Nil) was payable to the fund at 31 December 2007.

(B)	DIRECTORS’ EMOLUMENTS

The remuneration of every Director for the year ended 31 December 2007 is set out below:

Name of Director	Fees HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Other benefits (a) HK$’000	Employer’s contribution to pension scheme HK$’000	Share- based payment HK$’000	Total HK$’000
Romain BAUSCH (c) & (d)	50	—	—	—	—	—	50
Ronald J. HERMAN, Jr. (b) & (f)	150	—	—	—	—	—	150
Edward CHEN	325	—	—	—	—	—	325
Cynthia DICKINS (c) & (d)	25	—	—	—	—	—	25
John F. CONNELLY (b) & (f)	101	—	—	—	—	—	101
Mark CHEN (b) & (f)	75	—	—	—	—	—	75
Nancy KU (b) & (f)	75	—	—	—	—	—	75
DING Yu Cheng (e)	100	—	—	—	—	—	100
JU Wei Min (e)	100	—	—	—	—	—	100
KO Fai Wong (e)	100	—	—	—	—	—	100
MI Zeng Xin (e)	200	—	—	—	—	—	200
Mark RIGOLLE (c) & (d)	25	—	—	—	—	—	25
Robert SZE	350	—	—	—	—	—	350
James WATKINS	325	—	—	—	—	—	325
Peter JACKSON	—	2,863	2,173	2,285	429	951	8,701
William WADE	—	2,222	1,686	1,737	333	705	6,683

Total	2,001	5,085	3,859	4,022	762	1,656	17,385

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(B)	DIRECTORS’ EMOLUMENTS (CONTINUED)

The remuneration of every Director for the year ended 31 December 2006 is set out below:

Name of Director	Fees HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Other benefits (a) HK$’000	Employer’s contribution to pension scheme HK$’000	Share- based payment HK$’000	Total HK$’000
Romain BAUSCH (c) & (d)	200	—	—	—	—	—	200
Robert BEDNAREK (d) & (i)	125	—	—	—	—	—	125
Edward CHEN	225	—	—	—	—	—	225
Cynthia DICKINS (c) & (d)	100	—	—	—	—	—	100
DING Yu Cheng (e)	100	—	—	—	—	—	100
R. Donald FULLERTON (g)	83	—	—	—	—	—	83
JU Wei Min (e)	100	—	—	—	—	—	100
KO Fai Wong (e)	100	—	—	—	—	—	100
MI Zeng Xin (e)	200	—	—	—	—	—	200
Mark RIGOLLE (c) & (d)	100	—	—	—	—	—	100
Robert SZE	250	—	—	—	—	—	250
James WATKINS (h)	113	—	—	—	—	—	113
Peter JACKSON	—	2,766	2,489	2,270	415	—	7,940
William WADE	—	2,146	1,931	1,631	322	—	6,030

Total	1,696	4,912	4,420	3,901	737	—	15,666

Notes:

(a)	Other benefits include accommodation, car, leave passage, insurance premium and club membership and are short term in nature.
(b)	Appointed on 29 March 2007.
(c)	Resigned on 29 March 2007.
(d)	Paid to SES and its subsidiary.
(e)	Paid to a subsidiary of CITIC.
(f)	Paid to a subsidiary of GE.
(g)	Resigned on 30 May 2006.
(h)	Appointed on 30 June 2006.
(i)	Resigned on 31 October 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(C)	FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year include two (2006: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2006: three) individuals during the year are as follows:

	2007 HK$’000	2006 HK$’000
Basic salaries, housing allowances, other allowances and benefits in kind	8,311	9,189
Contributions to retirement benefits scheme	600	726
Performance related incentive payments	2,956	4,357
Share-based payment	263	—

	12,130	14,272

The emoluments fell within the following bands:

	Number of individuals
	2007	2006
Emolument bands
HK$3,500,001 – HK$ 4,000,000	2	1
HK$4,000,001 – HK$ 4,500,000	1	—
HK$4,500,001 – HK$ 5,000,000	—	1
HK$5,000,001 – HK$ 5,500,000	—	—
HK$5,500,001 – HK$ 6,000,000	—	1

	3	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	FINANCE COSTS

	2007 HK$’000	2006 HK$’000
Interest expense:
– assets retirement obligation	40	152
– obligation under finance lease	5	—

	45	152

24.	INCOME TAX EXPENSE

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Overseas tax, including the Foreign Enterprises Income Tax in the People’s Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

Details of deferred taxation are set out in note 19.

The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 32.

	2007 HK$’000	2006 HK$’000
Current income tax
– Hong Kong profits tax	42,634	38,856
– Overseas taxation	14,010	17,581
Deferred income tax (note 19)	(2,691)	(915)

	53,953	55,522

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	INCOME TAX EXPENSE (CONTINUED)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2007 HK$’000	2006 HK$’000
Profit before tax	556,868	508,927

Tax calculated at tax rate of 17.5% (2006: 17.5%)	97,452	89,062
Tax effect of income not subject to income tax	(98,894)	(96,999)
Tax effect of expenses not deductible for tax purposes	41,600	45,440
Tax effect on unrecognised timing differences by a subsidiary	(152)	—
Tax effect of tax losses of associates not recognised	446	438
Effect of income tax rate differential between Hong Kong and overseas locations	13,978	17,581
Utilisation of previously unrecognised tax losses by a subsidiary	(477)	—

Tax expense	53,953	55,522

The effective tax rate of the Group was 9.7% (2006: 10.9%).

25.	NET FOREIGN EXCHANGE (GAIN)/LOSS

The exchange differences recognised in the income statement are included as follows:

	2007 HK$’000	2006 HK$’000
Administrative expenses	(3,261)	404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$138,963,000 (2006: HK$137,225,000).

27.	EARNINGS PER SHARE

BASIC

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007 HK$’000	2006 HK$’000
Profit attributable to equity holders of the Company	503,397	454,009

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,830	390,266

Basic earnings per share (HK$ per share)	1.29	1.16

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held under the share award scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	EARNINGS PER SHARE (CONTINUED)

DILUTED

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: share options and restricted shares under the share award scheme. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of subscription rights attached to outstanding share options and outstanding restricted shares. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the restricted shares being fully vested.

	2007 HK$’000	2006 HK$’000
Profit used to determine diluted earnings per share	503,397	454,009

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,830	390,266
Effect of share options (in thousands)	80	—
Effect of awarded shares (in thousands)	65	N/A

Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share (in thousands)	390,975	390,266

Diluted earnings per share (HK$ per share)	1.29	1.16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	DIVIDENDS

The dividends paid during the years ended 31 December 2007 and 2006 were HK$152,566,000 (HK$0.39 per share) and HK$136,593,000 (HK$0.35 per share) respectively. A final dividend in respect of 2007 of HK$0.31 per share, amounting to a total dividend of HK$121,271,000 is to be proposed at the Annual General Meeting on 8 May 2008. These financial statements do not reflect this dividend payable.

	2007 HK$’000	2006 HK$’000
Interim dividend paid of HK$ 0.08 (2006: HK$0.08) per ordinary share	31,295	31,221
Proposed final dividend of HK $ 0.31 (2006: HK$0.27) per ordinary share	121,271	105,372

	152,566	136,593

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	CASH FLOWS FROM THE OPERATIONS

	2007 HK$’000	2006 HK$’000
Profit for the year	502,915	453,405
Adjustments for:
– Tax (note 24)	53,953	55,522
– Bad debts written off	545	11,997
– Write back of provision for impairment	(7,713)	(8,468)
– Share-based payment	2,089	—
– Depreciation (note 7)	299,052	297,598
– Amortisation of prepaid operating lease payment (note 6)	584	583
– Amortisation of licence (note 8)	161	161
– Profit on sale of property, plant and equipment (see below)	(213)	(70)
– Interest income (note 20)	(109,204)	(92,710)
– Finance costs (note 23)	45	152
– Share of losses from associates (note 10)	11,078	8,391
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
– Unbilled receivable	14,912	3,516
– Amount paid to tax authority	(12,380)	(61,245)
– Inventories	(345)	80
– Trade and other receivables	(44,886)	(5,316)
– Other payables and accrued expenses	(3,484)	32,377
– Deferred revenue	(25,554)	56,089

Cash flows from the operations	681,555	752,062

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	CASH FLOWS FROM THE OPERATIONS (CONTINUED)

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2007 HK$’000	2006 HK$’000
Net book amount (note 7)	2	6
Profit on sale of property, plant and equipment	213	70

Proceeds from sale of property, plant and equipment	215	76

30.	ACQUISITION OF A SUBSIDIARY

On 31 August 2007, the Group has paid a consideration of HK$23,068,000 to acquire an additional 24.65% shareholding in SpeedCast Holdings Limited (“SpeedCast”), previously an associated company of the Group. After the acquisition, the effective shareholding by the Group increased from 47.36% to 72.01% and SpeedCast became a subsidiary of the Group.

Further on 30 November 2007, the Group has acquired the remaining outstanding shares of 27.99% of SpeedCast for an amount of HK$26,194,000 on which SpeedCast became a wholly owned subsidiary of the Group.

(a)	The net assets acquired on 31 August 2007 and the goodwill arising was as follows:

HK$’000
Purchase consideration	23,068
Fair value of net assets acquired – shown as below	(7,277)

Goodwill	15,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	ACQUISITION OF A SUBSIDIARY (CONTINUED)

(a)	The net assets acquired on 31 August 2007 and the goodwill arising was as follows (continued):

	Fair Value HK$’000	Acquiree’s carrying amount HK$’000
Plant and equipment	16,372	16,372
Bank balances and cash	5,772	5,772
Trade and other receivables	19,072	19,072
Inventories	2,950	2,950
Trade and other payables	(33,448)	(33,448)

Net assets	10,718	10,718
Minority interest	(3,000)	(3,000)

	7,718	7,718

Interest originally held by the Group as investment in an associate	(441)

Net assets acquired	7,277

Purchase consideration settled in cash		(23,068)
Cash and cash equivalents in the subsidiary acquired		5,772

Net cash outflow arising from acquisition		(17,296)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	ACQUISITION OF A SUBSIDIARY (CONTINUED)

(b)	The net assets acquired on 30 November 2007 and the goodwill arising was as follows:

		HK$ ’000
Purchase consideration		26,194
Fair value of net assets acquired – shown as below		(3,310)

Goodwill		22,884

	Fair Value HK$’000	Acquiree’s carrying amount HK$’000
Plant and equipment	4,763	4,763
Bank balances and cash	1,347	1,347
Trade and other receivables	5,301	5,301
Inventories	1,177	1,177
Trade and other payables	(9,278)	(9,278)

Net assets acquired	3,310	3,310

Purchase consideration settled in cash		(26,194)

The aggregate goodwill arising from two purchase transactions in 2007 was HK$38,675,000. It can be attributable to the anticipated business synergy benefits generated to the Group following the acquisitions and the future cash flows which SpeedCast can contribute.

SpeedCast contributed revenue of HK$38,225,000 and net profit of HK$3,734,000 to the Group for the period from 31 August 2007 to 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arise in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

(A)	CREDIT RISKS

The Group’s credit risk is primarily attributable to trade receivables. The Group does not normally provide credit terms to its trade customers. The Group usually bills its trade customers quarterly in advance in accordance with its agreements. The Group also requires bank guarantees from certain trade customers.

The Group did not have investment in any debt or equity securities.

(B)	LIQUIDITY RISKS

Investments of the Group are always kept sufficient liquid to meet the operating needs and the settlement of financial liabilities that fall due. The non-derivative financial liabilities of the Group as at 31 December are analysed into relevant maturity buckets based on their contractual maturity dates in the table below:

	2007			2006
	Within 1 year HK$’000	More than 1 year but less than 3 years HK$’000	Total HK$’000	Within 1 year HK$’000	More than 1 year but less than 3 years HK$’000	Total HK$’000
Current liabilities
Construction payables	70,238	—	70,238	1,736	—	1,736
Other payables and accrued expenses	112,115	—	112,115	96,495	—	96,495
Obligation under finance lease	101	—	101	—	—	—

	182,454		182,454	98,231	—	98,231

Non current liabilities
Obligations under finance leases	—	104	104	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS (CONTINUED)

(C)	INTEREST RATE RISKS

The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

The following table details the interest rate profiles of the Group’s short term deposits:

	2007		2006
	Effective Interest Rate%	HK$’000	Effective Interest Rate %	HK$’000
Short Term Deposits	5.2%	2,263,531	4.9%	1,974,951

At 31 December 2007, it is estimated that a general increase/decrease of 300 basis point in interest rate, with all other variables held constant, would increase/decrease the Group’s profit for the year and retained profits approximately of HK$67,906,000. (2006 : HK$59,249,000)

The sensitivity analysis above has been determined assuming that the change in interest rates has occurred at the balance sheet date and has been applied to the interest-bearing short term bank deposits in existence at that date. The 300 basis points increase/ decrease represents management’s assessment of a reasonably possible change in interest rate over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS (CONTINUED)

(D)	CURRENCY RISKS

The Group exposed to currency risk primarily through the sales and purchases that are denominated in a currency other than the functional currency of the operations. The currency giving rise to currency risk is primarily United States dollars. As Hong Kong dollars is pegged to United States dollars, the Group’s currency risk is very minimal.

However, pertaining to the Group’s Indian tax issue as disclosed in Note 32 to the financial statements, the Group has paid a total of Indian Rupee (“INR”) 966 million (2006: INR 896 million) to the Indian tax authorities in order to obtain further stay of recovery proceedings. These amounts paid to tax authorities are recorded as non-current assets of the Group on the basis that the full amount is considered recoverable. In this regard, the Group is exposed to foreign currency exchange risk with respect to such receivable balances in Indian Rupee.

	2007 INR’000	2006 INR’000
Amount paid to tax authority	966,000	896,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS (CONTINUED)

(D)	CURRENCY RISKS (CONTINUED)

The following table indicates the approximate changes in the Group’s profit for the year (and the retained earnings) and total equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2007		2006
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) on profit for the year and retained profits	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) on profit and retained profits
		HK$’000		HK$’000
Indian Rupee	+5%	8,800	+5%	8,200
	–5%	(8,000)	–5%	(7,750)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date; and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in Indian Rupee over the period until the next annual balance sheet. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities’ profit for the year and total equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	CONTINGENCIES

Under Indian tax regulations, the Group may be subject to Indian tax on revenues received by the Group in respect of income from the provision of satellite transponder capacity to the Group’s customers for purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed the Group for tax as follows:

Assessment year	Amount HK$’000 (approximate)	Amount INR’000 (approximate)
1997–98	20,000	115,000
1998–99	23,000	141,000
1999–00	22,000	127,000
2000–01	14,000	84,000
2001–02	29,000	171,000
2002–03	38,000	210,000
2003–04	50,000	316,000
2004–05	58,000	330,000
2005–06	46,000	230,000

Total	300,000	1,724,000

The Group has filed appeals for each of the assessment years 1997-98 to 2005-06.

No assessment has yet been made for the 2006-07 or 2007-08 assessment years.

The Income Tax Appellate Tribunal (the “Tribunal”) in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian tax under certain circumstances. The Group does not believe that it is liable for the Indian tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	CONTINGENCIES (CONTINUED)

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$’000 (approximate)	Amount INR’000 (approximate)
1997–98	13,000	78,000
1998–99	14,000	88,000
1999–00	11,000	62,000
2000–01	9,000	50,000
2001–02	20,000	119,000
2002–03	27,000	148,000
2003–04	39,000	226,000
2004–05	34,000	195,000

Total	167,000	966,000

In addition, based on the general principles set forth by the Tribunal, the amount of revenue taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning revenue from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the income subject to tax and therefore also cannot estimate the amount of tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian tax in the Group’s financial statements.

33.	MAJOR NON-CASH TRANSACTIONS

There was no major non-cash transaction during 2006 and 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS – GROUP

CAPITAL COMMITMENTS

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	2007 HK$’000	2006 HK$’000
AsiaSat 5
Contracted but not provided for	490,353	810,048
Authorised but not contracted for	292,855	296,548
Other assets
Contracted but not provided for	12,169	111

	795,377	1,106,707

OPERATING LEASE COMMITMENTS – WHERE THE GROUP IS THE LESSEE

The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the income statement during the year is disclosed in note 21.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2007 HK$’000	2006 HK$’000
Not later than 1 year	6,833	4,068
Later than 1 year and not later than 5 years	16,882	745

	23,715	4,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS – GROUP (CONTINUED)

OPERATING LEASE COMMITMENTS – WHERE THE GROUP IS THE LESSOR

The Group leases its office premises under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognised in the income statement during the year was HK$552,000 (2006: HK$552,000).

The Group had contracted with the customer for the following future minimum lease payments:

	2007 HK$’000	2006 HK$’000
Within one year	184	552
One to two years	—	184

	184	736

35.	RELATED-PARTY TRANSACTIONS

During the year 2007, there had been a change in one of the major shareholders of the Company. General Electric Company (“GE”) has become a major shareholder of the Company on acquiring approximately 36.84% of the issued share capital of the Company. CITIC Group, the Company’s founding shareholder, remains as the other major shareholder with approximately 37.59% of the issued share capital of the Company. As at 29 March 2007, SES S.A. (the then major shareholder of the Company) ceased to have shareholding in the Company, but together with its subsidiary, are still classified as related parties for the year ended 31 December 2007. The remaining 25.57% of the outstanding shares are held by the public.

The Group has acquired additional shareholding of SpeedCast Holdings Limited during the year and it became a subsidiary on 31 August 2007 and further to the wholly owned subsidiary on 30 November 2007. Transactions incurred before 31 August 2007 were still classified as related-party transaction for the year ended 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RELATED-PARTY TRANSACTIONS (CONTINUED)

The following transactions were carried out with related parties:

(A)	INCOME FROM PROVISION OF SATELLITE TRANSPONDER CAPACITY

The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the year.

During the year, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast.

	2007 HK$’000	2006 HK$’000
CITIC Guoan Information Industry Company Limited	—	1,424
SpeedCast Limited (as an associate up to 31 August 2007)	32,410	46,264

	32,410	47,688

(B)	AGENCY FEE

In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

	2007 HK$’000	2006 HK$’000
CITIC Technology Company Limited	454	564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RELATED-PARTY TRANSACTIONS (CONTINUED)

(C)	KEY MANAGEMENT COMPENSATION

	2007 HK$’000	2006 HK$’000
Salaries and other short-term employee benefits	37,051	38,455
Share based payment	4,449	—

	41,500	38,455

The Group made payments to SES and its subsidiary, a subsidiary of GE and a subsidiary of CITIC for certain Non Executive Directors representing SES, GE and CITIC.

	2007 HK$’000	2006 HK$’000
SES and its subsidiary	100	525
A subsidiary of GE	401	—
A subsidiary of CITIC	500	500

	1,001	1,025

(D)	INCOME FROM PROVISION OF UPLINK SERVICES AND CERTAIN EQUIPMENTS

The Group entered into an agreement for the provision of uplink services and certain equipments for Ku-band monitoring capacity to a subsidiary of SES, SES AMERICOM, Inc.

The Group also provided temporary uplink services to SpeedCast Limited, previously an associate, became a subsidiary during the year end 31 December 2007. The income shown below was incurred up to the date which SpeedCast Limited became a subsidiary.

	2007 HK$’000	2006 HK$’000
SES AMERICOM, Inc.	260	239
SpeedCast Limited (as an associate up to 31 August 2007)	25	5

	285	244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RELATED-PARTY TRANSACTIONS (CONTINUED)

(E)	YEAR END BALANCES ARISING FROM THESE TRANSACTIONS

	2007 HK$’000	2006 HK$’000
Trade receivables from related parties (note 12):
SpeedCast Limited (as an associate)	—	10,660

Receivables from related parties (note 12):
CITIC Technology Company Limited	34,693	14,629

Payables to related parties:
CITIC Technology Company Limited	519	479

Deferred revenue to related parties:
SES AMERICOM, Inc.	—	22

The trade receivables from related parties are payable in accordance with the agreements. The receivables from and payables to related parties have no fixed terms of payment, unsecured in nature and bear no interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	CAPITAL MANAGEMENT

The Group’s objectives when managing capital, which comprises all capital and reserves attributable to the equity holders, are :

•	To safeguard the Group’s ability to continue as going concern, so that it continues to provide returns for shareholders and benefits for other stakeholders;

•	To support the business growth; and

•	To maintain a strong credit rating

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cashflows, projected capital expenditures and projected strategic investment opportunities. The Group adopted a dividend policy of providing shareholders with a dividend payout ratio of 30% to 40% of the profit for the year, while retaining the rest of the profit as capital of the Group for future use. The Group’s overall policy on managing capital remained the same as in 2006.

37.	EVENT AFTER THE BALANCE SHEET DATE

On 28 January 2008, the Company terminated its American Depositary Receipts (“ADR”) program and delisted from New York Exchange. The Bank of New York (“BoNY”), as depositary of the ADR program, ceased to issue new American Depositary Shares (“ADSs”). The deposit agreement between BoNY and the Company also terminated on 28 February 2008. As a result, all ADR holders who wish to retain an interest in the Company’s shares should surrender their ADRs by 28 May 2008 in order to receive the shares of the Company, which are traded on the Hong Kong Stock Exchange. On 29 May 2008, BoNY will sell the shares underlying any remaining ADRs and will return the net proceeds of sales to the remaining ADR holders.

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant aspects from those in the United States (“US GAAP”). The significant differences in profit for the year (net income) and shareholders’ funds (shareholders’ equity) resulting from differences between HKFRS and US GAAP are shown in the tables set out below.

The following table summarises the effect on profit (net income) of differences between HK GAAP and US GAAP for the year:

	Year ended 31 December
	2007 US$’000		2007 HK$’000		2006 HK$’000
	(note 1)
Profit for the year (net income) as reported under HK GAAP		64,538		503,397		454,009
US GAAP adjustments:
Amortisation of interest and borrowing costs (a)		(1,035)		(8,072)		(8,072)
Stock compensation using the fair value method (c)		—		—		(323)
Tax effect on reconciling items (d)		91		706		706

Profit for the year (net income) under US GAAP		63,594		496,031		446,320

Basic earnings per share under US GAAP	US$	0.16	HK$	1.27	HK$	1.14
Diluted earnings per share under US GAAP	US$	0.16	HK$	1.27	HK$	1.14
Basic earnings per American Depositary Share (“ADS”) under US GAAP (note 2)	US$	1.63	HK$	12.69	HK$	11.44
Diluted earnings per American Depositary Share (“ADS”) under US GAAP (note 2)	US$	1.63	HK$	12.69	HK$	11.44
Shares used in computation of basic earnings per share (in thousands)		390,830		390,830		390,266
Shares used in computation of diluted earnings per share (in thousands)		390,975		390,975		390,266

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS

The following table summarises the effect on shareholders’ equity of the differences between HK GAAP and US GAAP:

	Year ended 31 December
	2007 US$’000	2007 HK$’000	2006 HK$’000
	(note 1)
Shareholders’ equity as reported under HK GAAP	615,750	4,802,847	4,421,604
US GAAP adjustments:
Capitalisation of interest and borrowing costs (a)	15,767	122,980	122,980
Amortisation of interest and borrowing costs (a)	(12,405)	(96,761)	(88,689)
Amortisation of goodwill (b)	1,452	11,325	11,325
Impairment loss of goodwill (b)	(1,424)	(11,104)	(11,104)
Stock compensation using the fair value method (c)	(41)	(323)	(323)
Tax effect of reconciling items (d)	(824)	(6,419)	(7,125)

Shareholders’ equity under US GAAP	618,275	4,822,545	4,448,668

(a)	Capitalisation of interest and borrowing costs

Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalised during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalised. The interest capitalised is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS

(b)	Amortisation and impairment loss of goodwill

Under HK GAAP, HKFRS 3 requires all business combinations for which the agreement date is on or after 1 January 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortised but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognised in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

Under US GAAP, effective from 1 January 2002, goodwill is: (i) no longer amortised, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to 1 January 2002, goodwill was amortised over its estimated useful life, not to exceed 40 years under US GAAP.

(c)	Stock compensation

Under HK GAAP, it is not required to apply HKFRS 2 to share options granted on or before 7 November 2002. The Company has chosen not to apply HKFRS 2 to share options issued prior to this date.

Under US GAAP, effective January 1, 2006 the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period, taking into account the estimated forfeiture of options. The fair value options granted was estimated using the Black-Scholes option-pricing model. The amount of stock compensation using the fair value method was in accordance with the note 32 (c) to the Form 20-F reports for the year ended 31 December 2006 that filed with SEC in USA.

Compensation expense resulting from the fair value method may not be representative of compensation expense to be incurred in the year concerned.

(d)	The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

Notes:

1.	The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 31 December 2007. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

2.	One ADS is equivalent to 10 ordinary shares.

FINANCIAL SUMMARY

	2003 HK$’000		2004 HK$’000		2005 HK$’000		2006 HK$’000		2007 HK$’000
Results
Sales		896,233		1,004,982		879,705		929,902		939,273

Profit from ordinary activities before taxation		512,086		491,616		416,635		508,927		556,868
Taxation		(87,598)		(60,536)		(51,270)		(55,522)		(53,953)

Profit after taxation		424,488		431,080		365,365		453,405		502,915
Minority interests		—		136		819		604		482

Profits attributable to equity holders		424,488		431,216		366,184		454,009		503,397

Earnings per share:
Basic	HK$	1.09	HK$	1.10	HK$	0.94	HK$	1.16	HK$	1.29

Diluted	HK$	1.09	HK$	1.10	HK$	0.94	HK$	1.16	HK$	1.29

Assets and liabilities
Total assets		4,157,220		4,549,247		4,683,530		5,091,212		5,540,005
Total liabilities and minority interests		(588,954)		(674,650)		(579,342)		(669,608)		(737,158)

Shareholders’ equity		3,568,266		3,874,597		4,104,188		4,421,604		4,802,847

INDEPENDENT AUDITOR’S REPORT

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33/F, Cheung Kong Center
2 Queen’s Road Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the shareholders of

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Asia Satellite Telecommunications Holdings Limited (the “Group”) set out on pages 66 to 139, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act of 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

INDEPENDENT AUDITOR’S REPORT

AUDITOR’S RESPONSIBILITY (CONTINUED)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 12 March 2008

SHAREHOLDER INFORMATION

EXPECTED TIMETABLE

FINANCIAL YEAR ENDED 31 DECEMBER 2007

Annual General Meeting	8 May 2008
Final dividend payable	14 May 2008

FINANCIAL YEAR ENDING 31 DECEMBER 2008

Interim Results announcement	August 2008
Interim dividend payable	November 2008
Annual Results announcement	March 2009
Report and financial statements published	April 2009
Annual General Meeting	May 2009
Final dividend payable	May 2009

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited

Rosebank Centre

11 Bermudiana Road

Hamilton

Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

Any matter relating to your shareholding, such as transfer of shares, change of name or address and loss of share certificates should be addressed in writing to the Registrar as above.

ADR DEPOSITARY BANK

The Bank of New York

Investor Services

PO Box 11258

Church Street Station

New York, NY 10286-1258

USA

Tel: (908) 769 9835 / (908) 769 9711

Any specific enquiries concerning the Company’s ADSs should be addressed to the above.

SHAREHOLDER INFORMATION

LISTING

The shares of the Company are listed on Stock Exchange. In 28 January 2008, the delisting of the Company’s ADSs form the NYSE, became effective.

DIVIDEND

Subject to approval by shareholders at the forthcoming Annual General Meeting, the proposed final dividend for the year ended 31 December 2007 will be payable on or about 14 May 2008.

ORDINARY SHARES

Shares outstanding as at 31 December 2007: 391,195,500 ordinary shares

Free float: 100,020,805 ordinary shares (25.57%)

Nominal value: HK$0.10 per share

STOCK CODE

The Stock Exchange of Hong Kong Limited	1135
New York Stock Exchange, Inc.*	SAT
Reuters	1135.HK
Bloomberg *	SAT

*	please note that the ADSs of the Company was delisted from NYSE in January 2008.

SUPPLEMENTARY INFORMATION FOR ADR HOLDERS

American Depositary Receipt (“ADR”) holders registered on the books of the depositary in New York at the close of business on the date as advised by the depositary can vote by proxy at the Annual General Meeting by completing a voting instruction card that will be sent to them by the depositary. Alternatively, an ADR holder may appoint a discretionary proxy, usually the Chairman of the Meeting, by marking the designated box on the voting instruction card.

ANNUAL REPORT AND ACCOUNTS 2007

Copies of annual report and accounts can be obtained by writing to:

Manager, Corporate Affairs

Asia Satellite Telecommunications Holdings Limited

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

SHAREHOLDER INFORMATION

FORM 20-F 2007 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2007

The Form 20-F report will be available after filing at website: http://www.asiasat.com

WEBSITE

http://www.asiasat.com

Annual/Interim reports and accounts, and Form 20-F are available on line.

COMPANY CONTACT

General enquiries regarding the Company during normal office hours should be addressed to:

Manager, Corporate Affairs

Asia Satellite Telecommunications Holdings Limited

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel:	(852) 2500 0880

Fax:	(852) 2500 0895

Email:	wpang@asiasat.com

INVESTOR RELATIONS CONTACT

The Office of the Deputy Chief Executive Officer

Asia Satellite Telecommunications Holdings Limited

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel:	(852) 2500 0808

Fax:	(852) 2882 4640

Email:	wwade@asiasat.com

“DID YOU KNOW?”

ARCHERY	GYMNASTICS	WEIGHTLIFTING

Archery first appeared at the 1900 Olympics in Paris. There were archery events for the next few Olympics, but then they disappeared for more than 50 years. This extraordinary test of accuracy reappeared at Munich in 1972 and has remained a fixture ever since.	No gymnast had ever achieved a perfect score of 10, until the extraordinarily flexible Romanian gymnast Nadia Comaneci, scored perfect 10s seven times at the 1976 Olympics in Montreal. In 1980, she won two more gold medals.	Olympic weightlifting tests the athlete for functional strength, utilising the body’s major muscle groups. In the early games, all lifters competed in the same event regardless of their individual body weights. But from 1920 onwards, weight classes were set up that tested strength in relation to size.

SPRINTING	HIGH JUMP	SWIMMING

Harold Abrahams became the first European to win the Gold Medal in the men’s 100m at the 1924 Olympics in Paris. This was immortalised in the movie ‘Chariots of Fire’. Abrahams dedicated more brain power and more will power to the subject than any other runner of his day to perfect his start, stride, form and speed.	With his back to bar, 21-year-old Dick Fosbury broke the high jump record (2.24m) at the 1968 Olympics in Mexico City. He stunned track and field traditionalists with his commitment to a unique technique now commonly known as the “Fosbury Flop”. This technique is now the standard for high jumpers from high school to the Olympics.	Mark Spitz holds the record for the most gold medals won in a single Olympic Games (seven), which he set in Munich in 1972. At the1896 Olympics in Athens, only the first two winners received a medal-silver and bronze. It wasn’t until the 1904 Olympics, held in St. Louis, USA, that gold, silver and bronze medals were awarded for first, second and third place.

ASIASAT

All eyes will be focused on the Beijing 2008 Olympic Games, and AsiaSat will be enabling international broadcasters to communicate to millions worldwide. Through television, radio, internet and mobile devices, AsiaSat will help those without a ticket to keep their eye on the games.

WWW.ASIASAT.COM

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Asia Satellite Telecommunications Holdings Limited, you should at once forward this Circular with the enclosed form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

PROPOSED GRANT OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED AMENDMENT OF BYE-LAWS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Asia Satellite Telecommunications Holdings Limited to be held at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on 8 May 2008 at 11:30 a.m. is set out on pages 11 to 20 of this Circular.

If you are not able to attend and/or vote at the annual general meeting in person, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

15 April 2008

*	for identification purposes only

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”	the annual general meeting of the Company to be held at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on 8 May 2008 at 11:30 a.m. and any adjournment thereof

“Annual Report”	the annual report of the Company for the year ended 31 December 2007

“Board”	The board of Directors

“Bye-laws”	Bye-laws of the Company as may be amended from time to time

“Code”	Appendix 14, namely the Code on Corporate Governance Practices, of the Listing Rules

“Company”	Asia Satellite Telecommunications Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange

“Director(s)”	director(s) of the Company

“General Mandates”	collectively the Issue Mandate and the Repurchase Mandate

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issue Mandate”	the proposed mandate to allot, issue and deal with additional Shares not exceeding 10% of the issued share capital of the Company as the date of passing the resolution approving the said mandate

“Latest Practicable Date”	12 April 2008, being the latest practicable date for ascertaining certain information in this Circular prior to the printing of this Circular

DEFINITIONS

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

“Repurchase Mandate”	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as the date of the resolution approving the said mandate

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	ordinary share(s) of HK$0.10 each in the issued share capital of the Company

“Shareholder(s)”	holder(s) for the time being of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Future Commission

LETTER FROM THE BOARD

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

Non-executive Directors:	Registered Office:
MI Zeng Xin, Chairman	Canon’s Court
Ronald J. HERMAN, Jr., Deputy Chairman	22 Victoria Street
Mark CHEN	Hamilton HM12
John F. CONNELLY	Bermuda
DING Yu Cheng
JU Wei Min	Principal Office in Hong Kong:
KO Fai Wong	19th Floor, Sunning Plaza
Nancy KU	10 Hysan Avenue
Causeway Bay, Hong Kong

Executive Directors:
Peter JACKSON
William WADE

Independent Non-executive Directors:
Edward CHEN
Robert SZE
James WATKINS

Company Secretary:
Sue YEUNG

15 April 2008

Dear Shareholder(s),

PROPOSED GRANT OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

PROPOSED AMENDMENT OF BYE-LAWS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

On 18 May 2007, general mandates were given to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to renew the general mandates to issue Shares and to repurchase Shares at the AGM.

*	for identification purposes only

LETTER FROM THE BOARD

The purpose of this Circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) the proposed granting of general mandates to the Directors to issue and to repurchase Shares; (ii) the proposed re-election of retiring Directors; and (iii) the proposed amendment of the Bye-laws.

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM to authorise the Directors, inter alia, (i) to exercise the powers of the Company to allot and issue Shares not exceeding 10% of the ordinary share capital as at the date of the passing of such resolutions; (ii) to repurchase Shares not exceeding 10% of the issued ordinary share capital, as at the date of the passing of such resolution; and (iii) to extend the general mandate to issue the Shares by the number of Shares purchased under the Repurchase Mandate.

The Directors believe that it is in the interests of the Company and the Shareholders as a whole if the General Mandates are granted at the AGM. The General Mandates provide the Directors with flexibility to issue Shares especially in the context of a fund raising exercise or a transaction involving an acquisition by the Company where Shares are to be issued as consideration and which has to be completed speedily. However, as at the Latest Practicable Date, the Directors have no plan for raising capital, by issuing any new Shares, for any business purposes.

An explanatory statement providing all information required under the Listing Rules concerning the Repurchase Mandate is set out in the Appendix I to this Circular.

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 110(A) of the Bye-laws, Mr. Peter JACKSON, Mr. William WADE, Professor Edward CHEN, Mr. Robert SZE and Mr. JU Wei Min will retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Brief biographical and other details of the retiring Directors offering themselves for re-election, which are required to be disclosed under the Listing Rules, are set out in the Appendix II in this Circular.

LETTER FROM THE BOARD

PROPOSED AMENDMENT TO BYE-LAWS

Appendix 14 to the Listing Rules, namely the Code on Corporate Governance Practices sets out the principles of good corporate governance. Among the provisions in the Code, A4.2 requires that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

In the present form, Article 110(A) of the Bye-laws provides that no Director holding office as executive chairman or as a managing director shall be subject to retirement by rotation or taken into account in determining the number of Directors to retire. As such, the Board considers that the Bye-laws should be amended in line with the Code and an amendment to the Bye-laws will be proposed in the forthcoming AGM. The full text of the proposed amendment is set out in the proposed Resolution (8) in the notice of AGM.

Shareholders should note that the Bye-laws are in the English language only and the Chinese translation of Resolution (8) as set out in the notice of the AGM in relation to the wordings and provisions of the Bye-laws, which is proposed to be amended, is for reference only.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this Circular.

Pursuant to Article 78 of the Bye-laws, every resolution put to vote to a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a)	by the Chairman of the meeting; or

(b)	by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c)	by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

LETTER FROM THE BOARD

(d)	by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

A form of proxy for use at the AGM is enclosed with this Circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy enclosed with this Circular in accordance with the instructions printed thereon to the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Repurchase Mandate, re-election of the retiring Directors and the amendment of the Bye-laws are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

LETTER FROM THE BOARD

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this Circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully
By order of the Board
MI Zeng Xin
Chairman

APPENDIX I	EXPLANATORY STATEMENT ON SHARE
REPURCHASE MANDATE

This Appendix serves as an explanatory statement given to Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1.	SHARE BUY BACK RULES

The Share Buy Back Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid-up shares on the Stock Exchange, or on another stock exchange recognised for this purpose by the SFC and the Stock Exchange.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued ordinary share capital of the Company comprised 391,195,500 Shares.

Subject to the passing of the Ordinary Resolution and on the basis that no further Shares are issued prior to the AGM to be held on 8 May 2008, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 39,119,550 Shares, representing 10% of the issued share capital of the Company.

3.	REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

4.	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may fund the repurchase entirely from the Company’s available cashflow or working capital facilities legally available for such purpose in accordance with its Bye-laws and the laws of Bermuda.

APPENDIX I	EXPLANATORY STATEMENT ON SHARE
REPURCHASE MANDATE

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed the Annual Report in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels, which in the opinion of the Directors are from time to time appropriate for the Company.

5.	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2007
April	17.90	15.80
May	17.10	15.00
June	16.60	14.86
July	17.02	16.20
August	16.50	15.08
September	16.00	13.38
October	19.38	14.50
November	16.00	14.30
December	15.50	12.10

2008
January	15.98	12.78
February	15.94	13.52
March	15.00	14.74

6.	DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the ordinary resolution and in accordance with the Listing Rules, the Bye-laws and the laws of Bermuda.

APPENDIX I	EXPLANATORY STATEMENT ON SHARE
REPURCHASE MANDATE

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

7.	TAKEOVERS CODE

If on exercise of the powers to repurchase Shares by the Company pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, depending on the level of increase in the Shareholders’ interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rules 26 of the Takeovers Code.

As at the Latest Practicable Date, Bowenvale Limited (“Bowenvale”) and AsiaCo Acquisition Limited (“AsiaCo”), which are indirectly owned by CITIC Group (“CITIC”) and General Electric Company (“GE”), held an aggregate 291,174,695 Shares, representing approximately 74.43% of the issued share capital of the Company. For the purpose of the SFO, CITIC and GE are taken to be interested in the same 291,174,695 Shares. The interests deemed to be held by the above companies together with other deemed interests in the Shares for the purpose of the SFO are more particularly described in the Annual Report. To the best of the knowledge and belief of the Company, no other person, together with his/her associates, was beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the interest of Bowenvale and AsiaCo and the deemed interests of CITIC and GE in the Company would be increased to approximately 82.70% of the issued share capital of the Company. However, the Company has no intention to exercise the Repurchase Mandate to such extent to reduce the public float to below 25%. In the opinion of the Directors, such an increase would not of itself give rise to an obligation on the part of CITIC and/or GE to make a mandatory general offer under Rules 26 and 32 of the Takeover Code.

8.	SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of Asia Satellite Telecommunications Holdings Limited (the “Company”) will be held at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on Thursday, 8 May 2008 at 11:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

(1)	To receive and approve the audited consolidated financial statements and the reports of the Directors and auditors of the Company for the year ended 31 December 2007.

(2)	To declare a final dividend for the year ended 31 December 2007.

(3)	To re-elect Directors and authorise the Directors to fix their remuneration.

(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix their remuneration for the year ended 31 December 2008.

As a special business, to consider and, if thought fit, to pass with or without modifications, the following resolutions as ordinary resolutions of the Company:

(5)	“THAT:

(A)	subject to paragraph (5)(B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

*	for identification purposes only

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Directors pursuant to the approval in paragraph (5)(A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	the exercise of any options granted under the Company’s share option scheme, and/or any issue of Shares upon the granting of award shares in the Company’s share award scheme; or

(iii)	any issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares;

shall	not exceed the aggregate of:

(a)	10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b)	(if the Directors are so authorised by a separate resolution of the Shareholders) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution);

and	the said approval shall be limited accordingly; and

(C)	for the purpose of this resolution:

(i)	“Relevant Period” means the period from (and including) the date of passing of this resolution until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws or by any applicable law to be held; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(6)	“THAT:

(A)	subject to paragraph (6)(B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase Shares on the Stock Exchange or of any other stock exchange on which the Shares may be listed and recognised for this purpose by the SFC and the Stock Exchange for such purpose, in accordance with all applicable laws in this regard, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (6)(A) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(C)	for the purposes of this resolution:

(i)	“Relevant Period” means the period from (and including) the passing of this resolution until the earlier of:

(a)	the conclusion of the annual general meeting of the Company;

(b)	the expiration of the period within which the annual general meeting of the Company is required by the Bye-laws or by any other applicable law to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(7)	“THAT, conditional on the passing of Resolutions (5) and (6) above, the General Mandate granted to the Directors of the Company to allot, issue and otherwise deal with additional Shares and to make or grant offers, agreements, options, warrants, and other securities which might require the exercise of such power pursuant to Resolution (5) be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the company under the authority granted pursuant to Resolution (6), provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution.”

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

As special business, to consider and if thought fit, pass with or without modifications, the following resolutions as special resolutions of the Company:

(8)	“THAT, the existing Bye-laws be and are hereby amended in the following manner:

by deleting the existing Bye-law 110(A) of the Bye-laws in its entirely and substituting thereof the following new Bye-law 110(A):

“110.	(A)	At each annual general meeting one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires.”

and the Directors be and are hereby authorised to do all such acts, deeds and things as they shall, in their discretion deem fit in order to effect the foregoing.

By order of the Board
Sue YEUNG
Company Secretary

Hong Kong, 15 April 2008

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Explanatory Notes to the Notice of Annual General Meeting:

Proxy Information

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

Dividends and Closure of Register

3.	The register of members of the Company will be closed from Wednesday, 30 April 2008 to Thursday, 8 May 2008 (both days inclusive), during which period no transfer of shares in the Company will be affected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, have to be lodged with the Company’s registrar, Computershare Hong Kong Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 April 2008.

4.	The Board has recommended a final dividend for the year ended 31 December 2007 (the “Final Dividend”) of HK$0.31 per share and, if such dividend is declared by the shareholders by passing Resolution (2), it is expected to be paid on or about 14 May 2008 to those shareholders whose names appeared on the Company’s register of members at 4:30 p.m. on 29 April 2008.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Directors

5.	In relation to Resolution (3) regarding the re-election of directors, Mr. Peter JACKSON, Mr. William WADE, Professor Edward CHEN, Mr. Robert SZE and Mr. JU Wei Min will retire at the AGM by rotation pursuant to the Bye-laws and, being eligible, offer themselves for re-election in the same meeting. The re-election of these retiring Directors will be individually voted on by Shareholders.

6.	The qualifications, previous experience and length of service with the Company of all the directors who stand for re-election at the AGM are set out below in paragraphs 8.1 to 8.5 of this Explanatory Notes to the Notice of Annual General Meeting.

7.	The amount of emoluments paid for the year ended 31 December 2007 to each of the Directors who stands for re-election at the AGM are set out in note 22 to the consolidated financial statements of the Annual Report.

8.	Other biographical details of each of the Directors who stands for re-election at the AGM, as required by rule 13.51(2) of the Listing Rules as at the Latest Practicable Date, are set out below to enable Shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph 8 and in paragraphs 5 to 7 above, there are no other matters that need to be brought to the attention of the Shareholders in respect of the directors who stand for re-election at the AGM.

8.1	Mr. Peter JACKSON

Peter JACKSON, aged 59, has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 31 years of experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1993, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

He is a Non-executive Director of Daum Communications Group, a company that is listed in Korea. He has also served on the Board of the Cable & Satellite Broadcasting Association of Asia (CASBAA) in various positions since 1997 and is currently the Treasurer.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

8.2	Mr. William WADE

William WADE, aged 51, has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 23 years’ experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honours) degree in Communications from the University of Utah and a Master of International Management degree from Thunderbird—School of Global Management.

8.3	Professor Edward CHEN

Professor Edward CHEN, G.B.S., C.B.E., J.P., aged 63, has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and was President of Lingnan University in Hong Kong until his retirement in 2007. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is now Honourary Chairman of the Press Council, a Director of First Pacific Company Limited which controls Philippine Long Distance Telephone Company and a director of The Wharf (Holdings) Limited.

8.4	Mr. Robert SZE

Robert SZE, aged 67, has been an Independent Non-executive Director of the Company since May 1996. He is a fellow of the Institute of Chartered Accountants in England and Wales and of the Hong Kong Institute of Certified Public Accountants. He was a partner in an international firm of accountants with which he practised for over 20 years, and is a non-executive director of a number of Hong Kong listed companies.

8.5	Mr. JU Wei Min

JU Wei Min, aged 45, was appointed a Non-executive Director of the Company on 12 October 1998. He is the Director and Chief Financial Officer of CITIC. He is also a Non-executive Director of CITIC International Financial Holdings Limited and a director of CITIC Ka Wah Bank. He holds a Bachelor degree and Master’s degree in Economics.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Auditors’ Remuneration

9.	In relation to Resolution (4) in the Notice regarding the authorisation of Directors to fix auditors’ remuneration, shareholders should note that, in practice, the amount of auditors’ remuneration for the year 2008 audit cannot be determined at the beginning of the financial year. This is because auditors’ remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during the year.

10.	In order to be able to charge the amount of auditors’ remuneration as operating expenses for the year ending 31 December 2008, shareholders’ approval to delegate the authority to the Directors to fix the auditors’ remuneration for the year ending 31 December 2008 is required at the AGM.

11.	The work of the auditors and the amount of remuneration paid to the auditors for the year 2007 audit has been reviewed by the Audit Committee. The approved amount of auditors’ remuneration and fees paid to the auditors for non-audit services are disclosed on note 21 of the Annual Report. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

Share Repurchase Mandate

12.	In relation to the general mandate referred to in Resolution (6) in the Notice, an ordinary resolution was passed at the AGM on 18 May 2007 giving a general mandate to the Directors to repurchase shares of the Company on the Stock Exchange representing up to 10% of the issued share capital of the Company. Up to the Latest Practicable Date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders’ attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on the Share Repurchase Mandate which is sent to shareholders together with the Notice.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

As at the date of this announcement, the Board comprises the following directors:

Executive Directors:
Mr. Peter JACKSON (Chief Executive Officer)
Mr. William WADE (Deputy Chief Executive Officer)

Non-executive Directors:
Mr. MI Zeng Xin (Chairman)	Mr. Ronald J. HERMAN, Jr. (Deputy Chairman)
Mr. John F. CONNELLY	Mr. Mark CHEN
Mr. DING Yu Cheng	Mr. JU Wei Min
Mr. KO Fai Wong	Ms. Nancy KU

Independent Non-executive Directors:
Professor Edward CHEN	Mr. Robert SZE
Mr. James WATKINS

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

CLOSURE OF REGISTER OF MEMBERS

NOTICE IS HEREBY GIVEN that the register of members of Asia Satellite Telecommunications Holdings Limited (the “Company”) will be closed from Wednesday, 30 April 2008 to Thursday, 8 May 2008 (both days inclusive), during which period no transfer of the shares in the Company will be effected.

In order to qualify for the proposed final dividend for the year ended 31 December 2007, all transfers, accompanied by the relevant share certificates, have to be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30pm on Tuesday, 29 April 2008.

By order of the Board
Sue YEUNG
Company Secretary

Hong Kong, 15 April 2008

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directors are Mr. MI Zeng Xin (Chairman), Mr. Ronald J. HERMAN, Jr. (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. KO Fai Wong and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

1

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

PROXY FORM FOR ANNUAL GENERAL MEETING

I/We                                                           (Note 1) of                                                                                                            (Note 1) being the registered Shareholder(s) of                                                                                                    (Note 2) shares of HK$0.10 each in Asia Satellite Telecommunications Holdings Limited (the “Company”) hereby appoint

                                                                                                                                                                                                              (Note 3)

of                                                                                                                                                                                                          (Note 3) or failing him/her the Chairman of the Annual General Meeting of the Company to be held on 8 May 2008 (“AGM”) as my/our proxy to attend and vote for me/us and on my/our behalf at the AGM, and at any adjournment thereof in respect of the resolutions set out in the relevant notice of AGM (“Notice”) as indicated below, and if no such indication is given, as my/our proxy thinks fit.

( Notes 4 & 5)
ORDINARY RESOLUTIONS		For	Against
(1)	To receive and approve the audited consolidated financial statements for the year ended 31 December 2007 and the reports of the Directors and auditors thereon.
(2)	To declare a final dividend for the year ended 31 December 2007.
(3)	To re-elect Directors and authorise the Board to fix their remuneration.
(a) To re-elect Mr. Peter JACKSON as a Director.
(b) To re-elect Mr. William WADE as a Director.
(c) To re-elect Professor Edward CHEN as a Director.
(d) To re-elect Mr. JU Wei Min as a Director.
(e) To re-elect Mr. Robert SZE as a Director.
(f) To authorise the Board to fix the remuneration of the directors.
(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix their remuneration for the year ending 31 December 2008.
(5)	To grant a general mandate to the Directors to allot, issue and dispose of new shares in the capital of the Company.
(6)	To grant a general mandate to the Directors to repurchase shares of the Company.
(7)	To extend, conditional upon the passing of Resolutions (5) and (6), the general mandate to allot, issue and dispose of new shares by adding the number of shares repurchased.

SPECIAL RESOLUTIONS
(8)	To approve the amendment to the existing bye-laws of the Company.

Dated the                          day of                     008                                     Signature(s)                                                                   (Note 6)

Notes:

1.	Please insert your full name(s) and address(es) in BLOCK LETTERS. The name of all joint registered holders shall be stated.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert full name(s) and address(es) of the Proxy(ies) to be appointed in BLOCK LETTERS. If no name is inserted, the Chairman of the AGM will act as your proxy. A Shareholder entitled to attend and vote at the AGM is entitled to appoint not more than 2 proxies to attend and vote in his/her behalf. The proxy need not be a shareholder of the Company but must attend the AGM in person to represent you.

4.	Please indicate with a ‘✓’ in the appropriate box beside a resolution to indicate how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolution or may abstain at his/her discretion.

5.	The full wording of the resolutions to be proposed and their explanatory notes are set out in the Notice and is also available on our website at www.asiasat.com.

6.	To be valid, this proxy form must be completed, signed and deposited at the Company’s Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

7.	Any alteration made to this form should be initialed by the person who signs the form.

8.	Completion and return of this form will not preclude you from attending and voting in person at the AGM or any adjournment thereof if you wish.

*	for identification purpose only